A G N I C O - E A G L E
          ANNUAL REPORT 2002

                                     5 TRUTHS
                            OUR FRAMEWORK FOR SUCCESS

                                  P R O F I L E

O P E R A T I O N S

AGNICO-EAGLE MINES LIMITED IS A LEADING INTERMEDIATE-SIZED GOLD PRODUCER CENTERED IN ONE OF FRIENDLIEST AND POLITICALLY RISK-FREE AREAS OF THE WORLD:
QUEBEC.
     THE COMPANY DOES NOT HEDGE GOLD PRODUCTION - AND NEVER HAS IN ITS 30-YEAR HISTORY. OUR SHAREHOLDERS BENEFIT FROM PRICE INCREASES AND WE INSURE AGAINST THE DOWNSIDE RISK WITH GROWTH AND LOW-COST PRODUCTION.

        WE PRODUCED 260,000 OUNCES OF GOLD IN 2002 AND ARE ON TRACK TO INCREASE THAT IN 2003 AND 2004, FOLLOWING OUR LARONDE MINE'S EXPANSION.

        WITH RESERVES AND RESOURCES TOTALING 5.1 MILLION OUNCES AND ADDITIONAL INFERRED RESOURCES OF 5.2 MILLION OUNCES - ALL IN LARONDE'S BACKYARD IN
QUEBEC - WE HAVE PLENTY OF OPPORTUNITIES TO CONTINUE THIS GROWTH.

        AGNICO-EAGLE'S SHARES TRADE VERY ACTIVELY ON THE TORONTO STOCK EXCHANGE (SYMBOL AGE). OUR SHARES ARE HELD 60% BY INDIVIDUALS AND 40% INSTITUTIONS, AND MOSTLY IN NORTH AMERICA.

[GRAPHIC]                         [GRAPHIC]                      [GRAPHIC]


C O N T E N T S
HIGHLIGHTS                                1
LETTER TO SHAREHOLDERS                    1
OPERATIONS                                9
RESERVES AND RESOURCES                    13
EXPLORATION                               18
OUR TEAM                                  22

MANAGEMENT'S DISCUSSION
 AND CONSOLIDATED
 FINANCIAL STATEMENTS                     25
DIRECTORS AND OFFICERS                    59
CORPORATE INFORMATION                     60


 F R O N T  C O V E R

A MINER'S LUNCH PAIL AWAITS THE NEXT SHIFT AT THE LARONDE MINE ON THE PROLIFIC CADILLAC-BOUSQUET GOLD BELT IN QUEBEC. ANOTHER GOLD DEPOSIT HAS JUST BEEN DISCOVERED -LAPA - ON AGNICO'S PROPERTY, WHICH SPANS NEARLY 20 MILES OF THE BELT.

                   L E T T E R  T O  S H A R E H O L D E R S

FELLOW SHAREHOLDERS,

This is an exciting time for Agnico-Eagle. We are ideally positioned to benefit from our increasing gold production in mining-friendly northwestern
Quebec, thanks to the growth of our mining operations.

H I G H L I G H T S  F O R  2 0 0 2

o INCREASED GOLD PRODUCTION 11%
o EXPANDED TONNAGE THROUGHPUT 40%
o $150 MILLION CASH
o DISCOVERED HIGH-GRADE LAPA GOLD DEPOSIT
o INCREASED RESERVES AND RESOURCES 23%

         There are several reasons for optimism. Our LaRonde mine is now the largest gold deposit in Canada with excellent exploration potential to grow even further; our cost of producing gold is expected to continue to decrease; and we have an unparalleled land position around the mine and along the Cadillac-Bousquet gold belt.

         In 2002, we completed an expansion of LaRonde that produced record amounts of gold and gold reserves. As a result of this and better gold prices, the Company enjoyed significantly improved net earnings of $4 million (compared to a loss of $5 million in 2001) and an $8 million improvement in cash flow.

         While we have had our share of teething problems with this 40% expansion even into 2003,today Agnico-Eagle is perfectly positioned to profit from what we expect to be higher gold prices in a long-term bull market. As the US dollar continues to drift lower and equity markets remain volatile, investors
- and even central bankers - are looking for safety and that search


                                    PAGE (1)

                  WHILE OUR PEERS EMPHASIZE QUALITY AND GROWTH,
                       WE ALSO DELIVER A THIRD COMPONENT:
                    THE STABILITY OF MINING-FRIENDLY QUEBEC.


has led them away from the risks of paper currency into the security of gold and gold stocks. We expect that this trend will not only continue but also gain momentum in the coming years. As this demand for gold and gold stocks rises, Agnico-Eagle stands to be a major beneficiary.

         We are one of the few mining companies that never sold our gold forward so we've never capped the price we receive for it. Instead, our insurance against low prices is growth and low-cost production so we can generate earnings and cash flow even when gold is in a down cycle.

         After years of developing the people and infrastructure at LaRonde, all the necessary tools are in place for Agnico-Eagle to produce yet more gold. In the short term, our efforts will concentrate on getting the recent expansion working more efficiently and this will continue our trend of record production through 2003 and 2004. However, LaRonde represents only one chapter of the Agnico-Eagle story. With our eyes firmly focused on the future, we are aggressively moving forward on two very promising properties - Lapa and Goldex. These regional opportunities are close to LaRonde, making them perfectly suited to capitalize on both the expertise of the LaRonde team and the mine's large processing capacity. Moreover, these projects would make the most effective use of the Company's large pool of available tax deductions.

                                    PAGE (2)

WE HAVE SET OUT TO BUILD A COMPANY THAT FOCUSES ON QUALITY, GROWTH AND A STRONG FINANCIAL POSITION, WHILE RETAINING FULL LEVERAGE TO GOLD PRICES. THROUGH HARD WORK AND THAT FOCUSED STRATEGY, THESE GOALS ARE BEING REALIZED.

         Our regional growth strategy is relatively low risk,using existing resources in our own stable backyard. Part of this low risk is confirmed by the Fraser Institute in a survey published in December, which identified Quebec as one of the two most attractive areas in the world for mining, based on mineral potential and acceptance of the industry.

         This strategic regional focus gives Agnico-Eagle tremendous potential to realize our objective of becoming the predominant mid-sized gold company. Our plan envisions multiple mines within striking distance of LaRonde, with growing reserves and increasing production in one area of the world that welcomes responsible mining. While our peers emphasize quality and growth, we also deliver a third component: the stability of mining-friendly Quebec.

         While regional expansion represents the core of our strategy, we persist in seeking opportunities for growth elsewhere. This search for new opportunities is restricted to politically stable regions and is focused on situations where our expertise can add value. With our proven exploration, mine building and operating expertise, we are ideally situated to discover and run other properties.

         The theme for this year's annual report explains in detail how all the major pieces of our strategy are falling into place. These five basic truths form the framework for our success. They explain how we've developed a competitive

                                    PAGE (3)
advantage in the industry and why Agnico-Eagle is right on target to build further value:

1.UNHEDGED
We have never sold gold forward or capped its price, so we always benefit when the price rises.

2.WORLD CLASS OREBODY
The LaRonde Mine is a proven gold producer with a long-life gold reserve.

3.GROWTH
Our dominant position on the Cadillac-Bousquet gold belt and our aggressive exploration program in the region provide strong potential for growth.

4.EXPERIENCE
Over the past 30 years, we've built a highly efficient team of mining experts whose skills enable us to transform opportunity into profit.

5.STRONG BALANCE SHEET
Our financial position has never been stronger. With zero net debt, which includes more than $150 million in cash at the end of 2002, we're primed for growth.



                                    PAGE (4)

Not only are we positioned to continue our record of 23 consecutive annual dividends, we hope to increase dividends as our assets grow.

         We firmly believe that the price of gold will rise in the long term, but it's the effectiveness of our regional strategy creating growth that will drive our success, not just the gold price.

         We have set out to build a company that focuses on quality, growth and a strong financial position, while retaining full leverage to gold prices. Through hard work and that focused strategy, these goals are being realized.

         It is the hard work of our teams that enable us to maximize the potential of our assets and realize our goals. These people with their strong mine building and operating skills, as well as their exploration expertise allow us to develop new opportunities.

         Now all the signs point to an even better future. With rising production, lower costs and exciting new growth potential, Agnico-Eagle is poised for greater profitability.


[PHOTO]                               /s/ SEAN BOYD
                                          --------------------------------------
                                          Sean Boyd
                                          President and Chief Executive Officer



                                    PAGE (5)

                                 THE FIVE TRUTHS

1.            [PHOTO]

                                    PAGE (6)

                                    UNHEDGED
                                         NO COMPROMISE

                          WE DO NOT LIMIT GOLD'S UPSIDE
                          VALUE BY SELLING IT FORWARD.
                         INSTEAD, WE HEDGE THE DOWNSIDE
                        RISK WITH GROWTH AND LOW COSTS.

                                    PAGE (7)

                                     [PHOTO]

 With LaRonde at the center of our regional strategy, the mill has the capacity to process additional ore and concentrate feed.

                               O P E R A T I O N S




                    Production at our LaRonde Mine in Quebec
                  increased 190% in four years and more growth
                         is planned for 2003 and 2004.

   o 40% CAPACITY INCREASE TO 7,000 TONS PER DAY IN OCTOBER
   o RECORD GOLD PRODUCTION OF 260,000 OUNCES
   o RECORD THROUGHPUT OF 2 MILLION TONS


The year 2002 saw record gold production of 260,000 ounces as our expanded operation moved toward being an efficient low-cost enterprise in what we can now proudly identify as the largest gold deposit in Canada. Capacity in the mill and mine were increased by 40% to 7,000 tons per day in October.

     Shortly, we expect to complete the expansion's underground development and infrastructure above the 215 Level, 2,150 m or 7,050 feet below surface. Then we will have access to more higher-grade gold on the mine's lower levels. More tons in 2003 and 2004 mean that we will continue our trend of record breaking gold production.

     Our task is now to maximize the expansion in tandem with the search for new gold resources within striking distance of LaRonde. We have two excellent prospects: Lapa, 7 miles away, and Goldex, 28 miles beyond.

     There were disappointments as well as records in 2002.Production and costs did not meet our expectations because of access to fewer gold/copper mining blocks at depth than we expected. A mechanical failure and excessive summer heat affecting productivity in the deeper - and therefore hotter - levels caused delays in developing high-grade production areas. Development delays also caused us to miss our original 2003 targets when in March we did not quickly recover from a rock fall in one of the high-grade stoping areas. Normally, other stopes would have been ready for immediate mining while the affected area was being stabilized.

     Despite these setbacks, significant operational improvements were realized in 2002. Our operating experience to date has demonstrated that in the critical areas of ore grade, metallurgical recoveries, and processing and hoisting capacity, we have met or exceeded all our expectations.

 R E G I O N A L  D E V E L O P M E N T  S T R AT E G Y

Though LaRonde is at the heart of our current and future plans, it represents only one part of Agnico-Eagle's regional strategy. As we near the end of the expansion phase, we are looking at the operating team and LaRonde's processing facilities being at the center of a regional development plan.

     We are currently analyzing the drill data from our Lapa property, and are examining the feasibility of developing the Goldex project. We are encouraged about the prospects for these two properties. Lapa was discovered and achieved significant exploration success in 2002. Both will benefit from the synergies created by this complementary multi-site mining operation, making efficient use of our investment at LaRonde.



                                    PAGE (9)

                                THE FIVE TRUTHS

2.                            [PHOTO]

                                    PAGE (10)

                                   A LONG-LIFE
                                     OREBODY
                                AND STILL GROWING

                       LARONDE IS THE LARGEST GOLD DEPOSIT
                      TODAY IN CANADA AND HAS ALREADY BEEN
                            IN PRODUCTION 15 YEARS.

                                    PAGE (11)

                                     [PHOTO]

            Newly converted reserves are being developed for mining. Development has the highest priority, with crews now gaining footage not achieved in 2002.

              G O L D  R E S E R V E S  A N D  R E S O U R C E S




                          Drilling at LaRonde increased
                             gold reserves by 23%.

   o DRILLING AT LARONDE CONVERTED 1.0 MILLION OUNCES TO RESERVES
   o CONFIRMED 1.0 MILLION OUNCES OF INDICATED RESOURCES AND 0.4 MILLION OUNCES OF INFERRED RESOURCES AT GOLDEX
   o ESTABLISHED 0.8 MILLION OUNCES OF INFERRED RESOURCES AT LAPA


The year 2002 proved to be a record year for LaRonde in another respect. The Company's drilling program successfully converted one million ounces of resources to reserves, pushing our current reserve position to an all-time high of 4.0 million ounces.That represents a 23% increase over the 3.3 million ounces recorded in 2001. When added to the inferred resources of 4.1 million ounces, it confirms LaRonde as the largest gold deposit in Canada and it has considerable potential for growth.

     With the improving access to LaRonde's deeper mineralized zones and our aggressive underground exploration efforts, we are getting closer to discovering just how big the deposit really is.

     We know there's more gold to be discovered, the ore limits have not been found in several directions and there may be more zones waiting to be discovered. Our exploration focus is currently on deep exploration drilling in the main deposit that we call Zone 20 North. It is wide open below the 215 Level, with known thicker mineralization and strong indications of better grades of gold. Recent drilling has defined the eastern limit of the zone, however it remains open for further expansion to the west and at depth. In 2003, we continue to drill in both directions.

E V E N  D E E P E R  AT  L A R O N D E

The drill data gathered from the 215 Level will be extremely important to assess our deep mining options below that level, so we have accelerated the extension of the drift by adding more development crews.

     The resources below the bottom of the current shaft at 7,400 feet open up several options to expand the deep development of the mine and several scenarios are being evaluated. Those include rehabilitating shaft No.1 which is not currently being used,sinking a new shaft to a depth of 10,000 feet, and a variety of shaft/ramp combinations. A scoping study of the deep deposit is underway and we expect to outline the results at our annual general meeting in June.

     In 1991, we started to explore LaRonde from the Level 86 exploration drift and from that starting point a dozen years ago, we have successfully maintained our average cost of finding each new ounce of gold at less than $3.

                                    PAGE (13)

L A R O N D E  M A J O R  O R E  Z O N E S

[PHOTO]

L A R O N D E  M I N E  2 0 0 2  M I N E R A L  R E S E R V E S
A N D  R E S O U R C E S


                                        Gold             Silver       Copper   Zinc       Tons    Tonnes   Gold
                                 ------------------   ---------------
Category                         (oz./ton) (g/tonne) (oz./ton) (g/tonne)(%)      (%)      (000s)    (000s)   (000s oz.)
                                 --------------------------------------------------------------------------------------
Proven reserves                  0.08       2.7      2.85        97.6  0.39     4.95     7,972     7,232    624
Probable reserves                0.10       3.5      1.84        63.2  0.37     2.93     33,720    30,591   3,398
Indicated resources              0.11       3.9      0.43        14.9  0.17     0.55     648       588      75
                                 --------------------------------------------------------------------------------------
Total reserves and
indicated resources              0.10       3.3      2.01        68.9  0.37     3.27     42,340    38,411   4,097
                                 --------------------------------------------------------------------------------------
                                 --------------------------------------------------------------------------------------
Total inferred resources         0.17       5.9      0.38        13.0  0.33     0.08     23,030    20,893   3,978
                                 --------------------------------------------------------------------------------------
                                 --------------------------------------------------------------------------------------

1 Long term assumptions used in these estimates are: gold, $300/oz.; silver
  $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Further notes to the Reserves and Resources tables can be found on page 58.

                                    PAGE (14)

G O L D E X  D E P O S I T          G O L D E X  P R O P E R T Y  R E S O U R C E S
[GRAPHIC]                                                  Gold      Tons      Ounces
                                                          (oz/t)    (000s)    (000s)
                                                          ---------------------------
                                    Indicated resources   0.073      13,700    1,000
                                    Inferred resources    0.076       5,600      420
                                                          ---------------------------

L A P A  D E P O S I T             L A P A  P R O P E R T Y  R E S O U R C E S

[GRAPHIC]                                                  Gold      Tons      Ounces
                                                          (oz/t)    (000s)    (000s)
                                                          ---------------------------
                                    Inferred resources     0.25      3,271      816
                                                          ---------------------------

INFERRED RESOURCES


2 0 0 2  G L O B A L  G O L D  R E S E R V E S  A N D  R E S O U R C E S

                                                         LaRonde            Lapa      Goldex     Ellison     Total
                                                         (000s)             (000s)    (000s)     (000s)      (000s)
                                                         ----------------------------------------------------------
Total gold reserves and indicated resources              4,097              -         997        41          5,135
                                                         ----------------------------------------------------------
                                                         ----------------------------------------------------------
Total gold inferred resources                            3,978              816       423        106         5,323
                                                         ----------------------------------------------------------
                                                         ----------------------------------------------------------

1 Long term assumptions used in these estimates are: gold, $300/oz.; silver
  $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Further notes to the Reserves and Resources tables can be found on page 58.




                                    PAGE (15)

                         T H E  F I V E  T R U T H S

3.                 [PHOTO]

  Drill core from Lapa awaits splitting and assaying. Our widest intercept returned 99 feet at 0.26 ounces of gold per ton, 3,000 feet below surface.

GROWTH
       A REGIONAL EMPHASIS

                               LARONDE IS LOCATED ON QUEBEC'S PROLIFIC
                               CADILLAC-BOUSQUET GOLD BELT WHERE A HIGH-GRADE DEPOSIT - LAPA - HAS JUST BEEN DISCOVERED. WE CONTROL A 20-MILE STRETCH OF PROPERTY ON THE BELT AND ARE ACTIVELY EXPLORING AND ACQUIRING ADDITIONAL PROPERTIES IN THE REGION.







                                    PAGE (17)

                        E X P L O R A T I O N


                   The old saying that the best place to find a mine is in the shadow of a headframe is proving correct with Lapa and Goldex.

SIGNIFICANT HIGH-GRADE GOLD DISCOVERY AT LAPA
o INFERRED RESOURCES 816,000 OUNCES
o DEPOSIT OPEN IN SEVERAL DIRECTIONS
o EXCITING RESULTS FROM DEEP DRILL HOLE

PREVIOUS EXPLORATION SUCCESS AT GOLDEX
o POTENTIAL REGIONAL SYNERGIES AND DOUBLING THROUGHPUT
o DEPOSIT OPEN IN A NUMBER OF AREAS

In the rocky terrain that lies between the northwestern Quebec towns of Val d'Or and Rouyn, Agnico-Eagle has enjoyed 20 fruitful years of mineral exploration and discovery on the Cadillac-Bousquet gold belt. Along the nearly 20 miles of our dominant land position in this gold-rich region, we have enjoyed record gold production and the promise of the future looks even brighter.

     We believe in the old mining expression that the best place to find a mine is in the shadow of an existing headframe (there are three headframes on the LaRonde property alone and dozens along the belt), so that's where we started. Over the past years we have been slowly acquiring properties in the area. In 2002, Agnico-Eagle's position became even larger, and we continue the process in 2003.

     Our exploration efforts in 2002 uncovered a new gold deposit on an adjacent property we acquired that year:Lapa. And we revisited an old exploration property we had moved away from, this time thinking big rather than small, and thinking regional synergies. This is Goldex. Both are within a few miles of LaRonde, which is poised to become the heart of our regional development strategy.

L A P A,  A  2 0 0 2  D I S C O V E R Y

Only seven miles east of LaRonde, we started to drill at our Lapa property in November 2002 and that drilling paid off. The drilling identified a whole new high-grade contact zone that extends the previously identified mineralization and established an inferred resource of 816,000 ounces after only four months drilling.

     Sixteen holes have been drilled in the Lapa Contact Zone and 11 of them intersected significant grades, partly defining the mineralized zone. That drilling not only confirmed the high gold concentration, but also that the Contact Zone is open at depth and to the east.

     Most of the mineralized drill holes contained visible gold and averaged about 15 feet width grading an average of about 0.25 oz/ton. The excitement is in the thickest intercept drilled to date, 3,000 feet below surface, a 99-foot width of mineralization at an average grade of 0.26 oz/ton.

     Recent drilling has focused on extending the Contact Zone. To date, the zone has been traced over a length of 1,600 feet and to a vertical depth of 3,800 feet, and there are another 1.6 miles on surface of favorable ground still waiting to be explored.

                                    PAGE (18)

     The next $2.5 million phase of drilling began in March 2003 and will continue for the remainder of the year, currently with five drills. The program's key objectives are:

o Infill drilling on 150-foot centers to prove up resources
o Deep drilling to test the down-dip extension of the deposit
o Step-out drilling to test the eastern extent of the Contact Zone
o Larger-core drilling to supply material for metallurgical testing.

In a short time, Lapa has become an integral part of Agnico-Eagle's regional development and production strategy. We are aggressively working to find out the size of the deposit. It is an exciting project with the potential to add significant production and value.

U P D A T E D  F E A S I B I L I T Y  S T U D Y
U N D E R W A Y  A T  G O L D E X

Previous drilling and underground exploration at the Goldex project, 35 miles east of LaRonde on the outskirts of Val d'Or, established a gold deposit of 1.0 million ounces of indicated and 400,000 ounces of inferred resources. The mineralization is open in several areas. Agnico-Eagle owns 100% of this property and we're extremely encouraged by its prospects.

     In 1996, an underground bulk sample confirmed the accuracy of the gold grade calculated from exploration drilling and it established the LaRonde mill's capability to process the ore. At the time, the property was marginally economic. Now we are re-evaluating the deposit to capitalize on new regional advantages that did not exist seven years ago and we are updating the feasibility study.

     The 1996 assessment was based on a 5,000-ton-per-day mine and a stand-alone operation without the benefit of LaRonde's expanded infrastructure. Our updated study will be based on bulk mining at a projected 10,000-ton-per-day rate and will take into account the new synergies that come into play with LaRonde.

     Goldex could also benefit from surplus equipment available at LaRonde. None of these options was available during the previous feasibility study in 1996.

     Adding size to synergies, Goldex now will be more cost effective, with potentially lower capital, labor and ongoing development costs than previously estimated.

     With potential expansion on the horizon at Lapa and Goldex, along with the deep development project at LaRonde, we are determined to make the best use of our two strongest assets: our highly skilled people and our efficient infrastructure, both of which are already in place, in northwestern Quebec's valley of gold.

A G N I C O - E A G L E ' S  L A N D  P O S I T I O N
O N  T H E  C A D I L L A C - B O U S Q U E T  B E L T

                                    [PHOTO]

                                   PAGE (19)

                                THE FIVE TRUTHS

4.               [PHOTO]

                   These are some members of the LaRonde team.
In LaRonde's 15-year life the average service is an exceptionally high 12 years.

                                   EXPERIENCE
                                        COMES WITH AGE

                               WE HAVE MINED FOR 30 YEARS,
                               INCLUDING 15 YEARS AT LARONDE -
                               AND PEOPLE STAY. OUR TRACK RECORD IS
                               ONE THAT FEW COMPANIES CAN MATCH.

                                   PAGE (21)

                              O U R  T E A M




                   We operate as a partnership, a partnership
                        that is based on mutual respect.

Agnico-Eagle's corporate culture is based on the principle that every person has the right to be treated with dignity and respect. We operate as a partnership, a partnership that is based on mutual respect, commitment and dedication to excellence. The people of Agnico-Eagle have responded with unparalleled loyalty and performance. Thanks to their ideas and efforts, efficiency has improved, gold production has progressively increased and safety is one of our proudest records.

     The 500 experienced and highly skilled people at the LaRonde mine are the foundation for Agnico-Eagle's success. That applies equally to the miner extracting ore thousands of feet underground and to the administrator coordinating shipping schedules on surface. The success of our approach is reflected in the fact that we are an industry leader in recruiting and retaining talented people.

     Many people have been with us since LaRonde commenced production 15 years ago and many from before that. The management team at LaRonde has been with Agnico-Eagle an average of ten years and the workforce as a whole, twelve years. This longevity is no accident. They have displayed their loyalty to the Company and the Company has responded in kind.

     We are dedicated to the highest standards of health and safety at our mine site and have been rated as one of the safest of the many mines in Quebec for the last ten years running. We take great pride in our proactive safety program that prepares people for any eventuality and operates 24 hours a day, 7 days a week. The 24 volunteers who make up our first-rate mine rescue team embody the idea that our people are always watching out for each other - and for people in other mines, too. The team has also made us proud by finishing in the top five at the annual Quebec mine rescue competition in the last five years.

     Agnico-Eagle's commitment to the well being of the people at LaRonde extends to four full-time health and safety workers, our full-time nurse and the financial support we give to the full-service hospital in the town of Rouyn, a few miles away.

     We encourage and support the people at LaRonde by providing quality learning and development opportunities that will enable them to be the best in all areas of their work. Their expertise in sound mining practices and their knowledge of the industry's state-of-the-art equipment and processes did not happen by accident. Agnico-Eagle invests more than C$500,000 each year in on-site training programs that are administered by three full-time training staff.

     We believe in the strength of the family unit,so as an added benefit we offer C$1,000 scholarships for sons and daughters who enter post secondary education. During LaRonde's operating history, over 500 of our employees' children have obtained post secondary diplomas or degrees. We also offer summer jobs at the mine for qualified students to provide further educational assistance.

                                   PAGE (22)

                                    [PHOTO]
       LaRonde's highly skilled people are the foundation for our success.

     Our incentive programs established the idea that when the Company wins, we all win. We reward excellence with regular productivity bonuses in certain areas and everyone is invited to sign up for our Company subsidized stock purchase plan. Approximately 9 of every 10 employees are members of the plan, demonstrating that they are confident about the Company's future.

     These programs underscore the partnership that drives the success of Agnico-Eagle. We value the people who work with us. This partnership is a major reason why LaRonde is the progressive and efficient operation that it is today.

E N V I R O N M E N TA L  A C C O U N T A B I L I T Y

Caring for the environment is a cornerstone of being a good corporate citizen. We subscribe to the principle of sustainable development in mining, and while mining will clearly have an effect on its immediate surroundings, we focus on limiting negative impacts while enhancing positive ones.

     The mineral-rich Cadillac-Bousquet gold belt has shared its treasures with us and it is our responsibility to look after its ecosystem - we live here, too. We conduct all mining operations using environmental best practices and meet or exceed every environmental regulation that affects our exploration, mining and milling operations.

     We continually monitor environmental impact at every stage of our processes. Our dedicated environmental department at the LaRonde mine site is supported by a vice president responsible solely for the environment. Our priorities are to continually improve environmental conditions and processes at LaRonde and to proactively rehabilitate inactive properties we have subsequently acquired.

     As part of our commitment to the environment Agnico-Eagle has provided a C$150,000 grant to the area's top-ranked university, UNIVERSITE DU QUEBEC EN ABITIBI-TEMISCAMINGUE to set up a chair in environmental studies.

     Our commitment goes beyond the areas where we work. Agnico-Eagle is a major contributor to mining education by supporting industry-wide initiatives. For example, we are a founding partner of E3 - Environmental Education in Exploration -providing tools for the application of exploration best practices worldwide.

G I V I N G  B A C K  T O  O U R  C O M M U N I T Y

We are one of the largest employers in the area where LaRonde sits, midway between the towns of Rouyn to the west and Val d'Or to the east. This is our home and we are committed to making it the best community it can be by supporting local initiatives and organizations that build the health, strength and cultural diversity of the area.

     Our community commitments are as varied as the residents themselves, including funding to the hospitals in Rouyn, Amos and Val d'Or, as well as grants for the Val d'Or major junior-league hockey team, the FOREURS, and Rouyn's hockey team, the HUSKIES.

     More than simply good neighbors, Agnico-Eagle is an active member in all the local chambers of commerce in the Abitibi region, and we are a regular contributor to several local charities. Whether it is helping the local hospital or helping the local hockey team, we want to be part of the solution. We are proud to contribute to the local economy as a major employer, and as you can see that is only part of the story.

     What we are truly grateful for is the opportunity to help the people at LaRonde build the social, cultural and educational framework that makes our community unique.


                                   PAGE (23)

                                  5. ROCK-HARD

                                    STRENGTH
                                INCLUDES A STRONG
                                 BALANCE SHEET

F I N A N C I A L  C O N T E N T

MANAGEMENT'S DISCUSSION AND ANALYSIS         25
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   39
CONSOLIDATED FINANCIAL STATEMENTS            43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   47

                                   PAGE (24)

                M A N A G E M E N T'S  D I S C U S S I O N  A N D
                     A N A L Y S I S  O F  O P E R A T I O N S
                   A N D  F I N A N C I A L  C O N D I T I O N

F O R W A R D - L O O K I N G  S T A T E M E N T S

This annual report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form filed with Canadian securities regulators and in Form 20-F filed with the United States Securities and Exchange Commission.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. All figures presented are in US dollars unless otherwise noted.

C H A N G E  T O  U S  G A A P

Effective January 1, 2002, the Company changed its primary basis of financial reporting to United States generally accepted accounting principles ("US GAAP") due to its substantial US shareholder base and to maintain comparability with other gold mining companies. Financial statements under Canadian generally accepted accounting principles will continue to be prepared for statutory reporting purposes.

R E S U L T S  O F  O P E R A T I O N S

The year ended December 31, 2002 saw Agnico-Eagle achieve a number of significant milestones:

o RECORD ANNUAL GOLD PRODUCTION of 260,183 ounces representing an 11% increase over 2001 and a 50% increase over 2000.
o IMPROVED OPERATING PERFORMANCE with the 40% capacity expansion of the mine and mill to 7,000 tons of ore treated per day in the fourth quarter.
o IMPROVED FINANCIAL PERFORMANCE as record gold production and full leverage to an improved gold price resulted in net income of $0.06 per share.
o BEST FINANCIAL POSITION IN COMPANY HISTORY with available cash resources of nearly $253 million at the end of 2002 with no "net debt" as discussed below under "Liquidity and Capital Resources."

For the year ended December 31, 2002, net income was $4.0 million, or $0.06 per share. This represents a significant improvement from a loss of $5.7 million, or $0.09 per share in 2001, and a loss of $6.9 million, or $0.12 per share, in 2000. The table below summarizes the major variances which contributed to the overall increase in net income in 2002, as compared to 2001, and 2001, as compared to 2000.

NET INCOME VARIANCE ANALYSIS

                                               2002 vs. 2001        2001 vs. 2000
                                               ----------------------------------
Net Loss,Years Ended December 31,2001 and 2000 $     (5,718)         $    (6,868)
Increase in gold production                           6,913               16,960
Increase (decrease) in gold price                    10,147               (1,174)
Change in zinc production and zinc price            (13,770)              24,156
Change in copper production and copper price          3,627               (1,530)
Change in silver production and silver price          1,335                5,565
Net decrease (increase) in operating
expenses,exploration and taxes                        1,489              (42,827)
                                               ----------------------------------
Net Income (Loss),Year Ended
December 31,2002 and 2001                      $      4,023          $    (5,718)
                                               ----------------------------------
                                               ----------------------------------


                                   PAGE (25)

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N

     In 2002, record production and a significant improvement in net income were achieved in spite of some expansion-related start-up difficulties. Despite record production, the Company missed its 2002 production budget of 340,000 ounces due primarily to richer grade, lower level stopes not being sufficiently developed for mining as planned. Excessive summer heat, a SAG mill failure in July delaying backfill placement, and delays in ventilation installation at depth resulted in slower than anticipated stope development limiting LaRonde's ability to mine gold/copper stopes on the lower mining levels. Attempts to accelerate development to make up lost progress resulted in congestion on the lower mining levels as construction and development conflicted with production. To maintain mill throughput, more lower-grade, zinc-rich ore was mined from the upper mining levels. As a result, zinc production was 26% higher than anticipated.

     Increased El Coco royalties and a weaker zinc price contributed to increased total cash operating costs to produce an ounce of gold of $182 for 2002,a 17% increase from $155 in the previous year but a 3% improvement over $188 in 2000.

     Cash flow from operations, before non-cash working capital changes, increased 64% to $20.4 million in 2002 from $12.4 million in 2001 and increased 212% from $6.5 million in 2000. This improvement in 2002 reflects increased gold production and the realization of higher gold prices resulting from the Company's long-term commitment to remain unhedged. In 2002, the Company realized an average price of $312 per ounce of gold representing increases of 14% and 12% over $273 realized in 2001 and $278 realized in 2000.

     During 2002, the Company strengthened its liquidity. At December 31,
2002, the Company had available cash resources of nearly $253 million with no net debt. Available cash resources is comprised of $153 million in cash and $100 million of undrawn credit lines. The Company's strengthened liquidity represents an increase of 118% from $116 million in 2001, and a five-fold increase from $46 million in 2000. Improved liquidity is attributable to the Company's strengthening operating cash flow as well as the refinancing of its 2004 convertible notes in February 2002 and a unit offering of common shares and warrants in November 2002. In 2002, the Company made $64.8 million of capital investments comprised primarily of the expansion at LaRonde. In 2001 and 2000, $36.3 million and $68.4 million respectively were invested in the expansion.

REVENUES FROM MINING OPERATIONS

The Company derives its revenue from the sale of precious metals (gold and silver), zinc and copper net of smelting, refining and other marketing charges. Precious-metal sales accounted for approximately 87% of revenues in 2002, up from 78% in 2001 and 83% in 2000. For the year ended December 31, 2002, revenues from mining operations increased 15% over 2001 and 61% over 2000.The majority of this increase was attributable to record gold production of 260,183 ounces and higher realized gold prices. Lower zinc production and prices had a negative impact on revenues but were more than offset by the increases in gold production and price.

     In the fourth quarter of 2002, LaRonde achieved its expanded rate of 7,000 tons of ore per day and produced a quarterly record 75,235 ounces of gold as the mill processed a record 540,000 tons of ore. In the fourth quarter of 2002, the mill reached peak rates of 8,000 tons of ore per day and averaged 5,846 tons of ore per day. Average daily throughput for the fourth quarter was affected by reduced ore availability due to the stope development difficulties discussed above, and a planned six-day expansion related shutdown.

2003 OUTLOOK: The Company is addressing the heat-related development issues mentioned above by completing the installation of additional cooling systems on the lower mining levels and investigating a larger

                                   PAGE (26)
cooling plant on surface. Furthermore, the Level 219 crushing plant and conveyor system (2,190 meters or 7,200 feet below surface) is expected to be completed in the second quarter of 2003 and is expected to reduce congestion and further improve ore flow on the lower levels. These improvements are expected to allow more efficient access to the higher-grade gold ore on the lower mining levels. Improved ore-flow coupled with a full year of operations at the expanded 7,000 ton per day rate is anticipated to result in increased gold production in 2003.

INTEREST AND SUNDRY INCOME
Interest and sundry income was $1.9 million in 2002 compared to $5.8 million in 2001 and $2.1 million in 2000. The 2002 amount consisted primarily of interest earned on the Company's cash balances. The 2001 amount consisted of mark-to-market gains on its derivative contracts and interest on cash balances. Effective January 1,2002,the Company implemented a new treasury management system which complies with FAS 133 documentation requirements for hedge accounting and accordingly, in 2002, mark-to-market losses on its gold put option derivative contracts were recorded in shareholders' equity as a component of accumulated other comprehensive loss. The Company's other derivative contracts do not qualify for hedge accounting under FAS 133 and as such gains and losses on these contracts are recorded in income as part of the hedged transaction.

2003 OUTLOOK: Subject to investments in potential growth opportunities, the Company anticipates a higher average cash balance in 2003 resulting in higher interest income.

PRODUCTION COSTS
In 2002, onsite operating costs per ton milled remained unchanged compared to 2001 at C$52 per ton (costs per ton are reported in Canadian dollars, the currency in which the expenditures are made). The 2002 and 2001 onsite operating cost per ton figures represent a 4% improvement over C$54 in 2000. Total cash operating costs to produce an ounce of gold increased 17% to $182 from $155 in 2001 but declined 3% compared to $188 in 2000. The increase in total cash operating costs to $182 per ounce was primarily due to higher El Coco royalties and lower zinc production and price, partially offset by the benefits of a weaker Canadian dollar. The components of total cash operating costs are presented in the table below. The table reconciles total cash operating costs per ounce to total production costs as shown on the Company's consolidated statements of income (loss).

RECONCILIATION OF COSTS PER OUNCE OF GOLD PRODUCED

(thousands,except as noted)                                          2002         2001         2000
                                                                ---------    ---------    ---------
Production costs per Consolidated Statements of Income (Loss)   $  75,969    $  67,009    $  49,997
Adjustments:
 Revenue recognition adjustment (i)                                   593       (1,139)       1,139
 Byproduct revenues, net of smelting, refining
  and marketing charges                                           (27,850)     (28,383)     (17,890)
 El Coco royalty                                                  (10,764)      (5,424)        --
 Non-cash reclamation provision                                    (1,301)      (1,155)        (517)
                                                                ---------    ---------    ---------
Cash operating costs                                            $  36,647    $  30,908    $  32,729
Gold production (ounces)                                          260,183      234,860      173,852
                                                                ---------    ---------    ---------
Cash operating costs (per ounce)                                $     141    $     132    $     188
El Coco royalty                                                        41           23         --
                                                                ---------    ---------    ---------
Total cash operating costs (ii)                                 $     182    $     155    $     188
Non-cash costs (per ounce)
 Reclamation provision                                                  5            5            3
 Amortization                                                          50           54           53
                                                                ---------    ---------    ---------
Total production costs (per ounce)                              $     237    $     214    $     244
                                                                ---------    ---------    ---------
                                                                ---------    ---------    ---------

Notes:

(i) Under the Company's revenue recognition policy,revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.




                                    PAGE (27)

M A N A N G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N

[GRAPHIC]

2003 OUTLOOK: The Company expects the installation of the Level 219 crushing plant and conveyor system (2,190 meters or 7,200 feet below surface) to allow more efficient access to ore from the gold/copper areas in the lower mining levels. Due to the increased availability of gold/copper ore and economies of scale expected to be achieved from the first full year of gold production at the 7,000 ton per day rate, the Company expects gold production to increase and total cash operating costs to decrease marginally in 2003. El Coco royalties are also expected to decrease in 2003 as that section of the mine is depleted.

     Agnico-Eagle's total cash operating costs per ounce of gold are heavily dependent on the US dollar/Canadian dollar exchange rate and the prices it receives for its byproduct silver, zinc and copper production, all of which are beyond the Company's control. The assumptions made for 2003 are a US dollar/Canadian dollar exchange rate of $1.47,a silver price of $4.60 per ounce, a zinc price of $0.36 per pound and a copper price of $0.75 per pound.

EXPLORATION AND CORPORATE DEVELOPMENT EXPENSE
In 2002, with the expansion of LaRonde nearing completion, Agnico-Eagle increased its corporate development resources to identify growth opportunities. In 2002, exploration and corporate development expense was $3.8 million. Of this amount, $3.5 million related to grassroots exploration and $0.3 million related to corporate development. Exploration expenses were $6.4 million in 2001 and $3.2 million in 2000. The 2001 amount includes a non-cash writeoff of $2.3 million resulting from the decision to drop its ownership interest in the Tonkin Springs project in Nevada. As a result of this decision, the Company incurred a non-cash charge and made an environmental restoration payment in 2001. Excluding this write-off, exploration expense in 2002 decreased $0.6 million or 15% over 2001, and increased $0.3 million or 9% over 2000.

2003 OUTLOOK: Exploration and corporate development expense is expected to increase 10-15% in 2003. The Company is increasing its grassroots exploration activities leveraging its strong land position around the LaRonde Mine. The Company also expects increased corporate development expenses as the management team works to identify and evaluate growth opportunities.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased to $5.5 million in 2002 compared to $4.5 million in 2001 and $4.2 million in 2000 mainly due to increased corporate activities, including the transfer of mine personnel to head office.

2003 OUTLOOK: In 2003, general and administrative expenses are expected to remain unchanged.

PROVINCIAL AND FEDERAL CAPITAL TAXES
Provincial capital taxes were $0.8 million in 2002 compared to $1.6 million and $1.3 million in 2001 and 2000, respectively. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. Despite the 2002 increase in paid-up capital, capital taxes decreased due to a new incentive program aimed at encouraging exploration. Under this program, the Company can claim a tax credit for certain exploration expenditures to reduce capital tax otherwise payable.

     Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes.The increase in 2002 to $0.9 million from $0.7 million in each of 2001 and 2000 represents increases in capitalization resulting from the refinancing of the Company's 2004 convertible notes and the unit offering.

2003 OUTLOOK: In 2003,the Company expects less of its exploration expenditures to qualify for the incentive program mentioned above due to a different geographic distribution of expenditures. Coupled with the 2002 increase in paid-up capital,provincial capital taxes are expected to increase to between $1.5 million and $2.0 million in 2003.

                                   PAGE (28)

     Federal capital taxes are expected to increase to between $1.2 million and $1.4 million due to increases in the Company's capitalization. Under recently proposed legislation, federal capital taxes are expected to be phased out over a five year period with the complete elimination of federal capital taxes by 2008.

AMORTIZATION EXPENSE
Amortization expense was $13.0 million in 2002 compared to $12.7 million in 2001 and $9.2 million in 2000. The Company calculates its amortization on a unit-of-production basis using proven and probable ore reserves as its amortization base. Despite an 11% increase in production and capital additions of $64.8 million, amortization remained relatively unchanged in 2002 due to a 23% increase in proven and probable reserves at year end. The increase over 2000 reflects the 2001 commissioning of assets previously under construction. Amortization was $50 per ounce in 2002 compared to $54 in 2001 and $53 in 2000.

2003 OUTLOOK: Amortization expense is expected to be $55 to $65 per ounce of gold production in 2003 as increased production and anticipated LaRonde capital expenditures of $36 million are only partially offset by increased reserves.

INTEREST EXPENSE
In 2002, interest expense decreased 43% to $7.3 million from $12.9 million in 2001 and increased 24% from $5.9 million in 2000.The decrease in 2002 over 2001 is due to the capitalization of interest on the portion of financing from the Company's revolving bank facility used to fund the LaRonde expansion.

     In 2002,the Company capitalized cash interest of $2.3 million on the revolving bank facility compared to nil in 2001 and $5.9 million in 2000.

     Of the $7.3 million interest expense in 2002, approximately $6.8 million related to interest on the new 2012 convertible debentures and the old 2004 convertible notes, and the remaining $0.5 million represents non-cash amortization of the financing costs associated with the 2012 convertible debentures.Of the $12.9 million interest expense in 2001, $7.5 million related to the 2004 convertible notes and $5.4 million related to the Company's revolving bank facility. No interest was capitalized in 2001.

2003 OUTLOOK: The Company does not anticipate drawing on its revolving bank facility in 2003 unless it invests in additional growth opportunities.As a result, interest expense is expected to be $8.8 million, of which $6.5 million relates to the debentures and the remaining $2.3 million is comprised of non-cash amortization of financing costs relating to the new 2012 convertible debentures and standby fees for the revolving bank facility. If the Company were to draw on its revolving bank facility in 2003,interest would be charged to income rather than being capitalized.

INCOME AND MINING TAXES
In 2002, the effective accounting recovery rate was 7.8% compared to a tax rate of 74.9% in 2001 and a recovery rate of 51.6% in 2000. Although the Company reported income before income and mining taxes of $4.6 million in 2002, the Company's tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions. In 2001, the Company reported a loss before income and mining taxes of $2.9 million yet recorded a tax provision of $2.1 million. The provision resulted from the Company not recognizing the benefit of deductible temporary differences in the consolidated financial statements. In 2000, the recovery rate of 51.6% was greater than the statutory tax rate due to the effect of resource allowances.

2003 OUTLOOK: The Company currently has $23 million of past losses available to reduce future income taxes. The benefit of these losses has not been recognized in the consolidated financial statements. As a result,the Company does not expect to accrue income taxes on the first $23 million of income generated in the future. Once those losses have been completely absorbed, the Company will begin to accrue non-cash deferred income taxes of approximately 30% of income before income taxes.This rate differs from the statutory tax rate of approximately 40% due primarily to rate reductions the Company is eligible to receive on resource profits.

                                   PAGE (29)

M A N A N G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N

L I Q U I D I T Y  A N D  C A P I T A L  R E S O U R C E S
The Company's available capital resources were strengthened in 2002 as a result of the common share and warrant unit offering in November and the refinancing of its 2004 convertible notes in February. Net of financing costs and after the repayment of its 2004 convertible notes, the Company raised $16 million from the issuance of its 2012 convertible debentures. After deducting financing costs, the net proceeds of the unit offering in November were $183 million. The proceeds from these transactions were invested in short-term deposits and will be used to fund growth opportunities, capital expenditures, and other general corporate purposes.

     As a result of these transactions, the Company reduced the outstanding amount under its revolving bank facility to nil leaving available cash resources of $252.9 million at the end of the year. The available cash resources are comprised of $152.9 million in cash and $100 million in undrawn credit under the revolving bank facility. An additional $25 million will become available under the revolving bank facility once certain completion tests are satisfied in connection with the LaRonde expansion. The completion tests are expected to be satisfied in the fourth quarter of 2003. The available cash resources at the end of 2002 improved from $116.2 million at the end of 2001 and $46.4 million at the end of 2000. In March 2003, the Company's revolving bank facility was amended to liberalize the use of debt to include acquisitions and development expenditures.

     Operating cash flow, before working capital changes, increased to $20.4 million in 2002 from $12.4 million in 2001 and $6.5 million in 2000. This improvement primarily reflects increased gold production and an increased gold price. The Company's policy of not selling forward gold production allowed it to realize the full benefits of rising gold prices in 2002.The impact of weaker zinc prices was offset by the benefits of a weaker Canadian dollar and lower cash interest expenses.

     In 2002, Agnico-Eagle invested $61.4 million in the expansion of LaRonde to 7,000 tons of ore per day versus $36.3 million invested in 2001 and $68.4 million invested in 2000. Of the 2002 amount, $43.1 million was invested in underground construction, development and resource definition, while $18.3 million was invested in the mill and surface infrastructure.

[GRAPHIC]

Consolidated capital expenditures in 2002 were $64.8 million with the difference of $3.4 million representing capitalized interest and land acquisitions. Expenditures on the LaRonde expansion were approximately $16.6 million in excess of budget for 2002 due primarily to poor productivity in the development of the lower mining levels. The poor productivity was caused by a SAG mill failure in July delaying backfill placement and high underground temperatures resulting from record summer heat coupled with delays in ventilation installation at depth.

     In 2002, the Company declared its 23rd consecutive annual dividend of $0.03 per share, an increase over $0.02 per share declared in each of 2001 and 2000. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition,and capital requirements.

     The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing in 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares. At December 31, 2002, the Company had no net debt, that is, the $143.8 million principal amount outstanding on the convertible subordinated debentures due 2012 was more than offset by the Company's cash balances of $152.9 million. The Company expects however that interest expense on the convertible subordinated debentures will exceed interest income on cash balances over the next year.

                                   PAGE (30)

2003 OUTLOOK: Based on an average gold price assumption of $320 for 2003, the Company expects operating cash flow to increase driven by anticipated higher gold production. Capital expenditures of $39 million are planned for 2003 including $36 million at LaRonde and $3 million on other projects. The Company expects to fund these capital expenditures from operating cash flow and existing cash balances.

R I S K  P R O F I L E
FINANCIAL RISK
Agnico-Eagle's net income is most sensitive to metal prices and the US dollar/Canadian dollar exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2003 of a 10% change in metal prices and exchange rate from 2002 averages.

[GRAPHIC]

     In order to mitigate the impact of fluctuating precious and base metal prices,Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production; however, the Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In addition, the Company reviews various price protection strategies and has bought put options in the past to lock-in a minimum gold price for part of its production without limiting participation in gold price increases. The Company's metal price hedge position is summarized in note 9 to the consolidated financial statements. Agnico-Eagle's metals policy only allows hedging of specific risk exposures and prohibits speculative trading.

     The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. Agnico-Eagle has entered into currency hedging transactions under its Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of its exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. Agnico-Eagle's currency hedge position is summarized in note 9 to the consolidated financial statements. The currency policy only allows hedging of specific risk exposures and prohibits speculative trading.

     Fluctuations in interest rates can also affect income and cash flows. However, Agnico-Eagle's convertible debentures are at a fixed rate and only its bank debt and cash balances are subject to variable rates. Therefore the impact of market rate changes on income and cash flows is minimal.The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

OPERATIONAL RISK
The Company is subject to various risks that it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of its facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company also transfers some of its normal business risks through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs Agnico-Eagle's purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality.

                                   PAGE (31)

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N

RECLAMATION RISK
LaRonde's mining and processing operations are subject to environmental, reclamation and closure requirements. The Company monitors such requirements regularly and revises its cost estimates as needed to meet legal and regulatory requirements. Plans for ongoing operations, development and acquisitions are made with due consideration to environmental, reclamation and closure obligations. The Company reviews estimates at least annually and makes appropriate accruals.

O U T L O O K
The Company ended 2002 with record proven and probable gold reserves of 4.0 million ounces of gold. In 2002, the Company converted 1.0 million ounces of gold from resources to reserves at its LaRonde Mine. Including production replacement, LaRonde's gold reserves increased 23% from 3.3 million ounces to
4.0 million ounces.At current and expected mining rates, the LaRonde Mine, the Company's only producing property, has a mine life of approximately 17 years of production. The Company has calculated proven and probable reserves based on a gold price of $300 per ounce. If a gold price of $275 per ounce were assumed, LaRonde's mineral reserve position would decline by a maximum of eight percent.

C R I T I C A L  A C C O U N T I N G  P O L I C I E S
The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

         The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

MINING PROPERTIES
The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins,using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established.Construction costs,including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

     Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

     The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

                                   PAGE (32)

REVENUE RECOGNITION
The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

     Revenue from gold and silver recovered in the form of dore bars is recorded when the gold and silver are refined and sold.

RECLAMATION COSTS
Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1,2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

     In order to calculate the initial liability in 2002, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by the environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

    The adoption of FAS 143 will negatively impact income in the first quarter of 2003 when the Company plans to record a charge of approximately $1.6 million, or $0.02 per share, representing the past cumulative effect of adopting this standard. In addition to this one-time charge, the accretion and depreciation associated with the new standard is expected to be $0.5 million in 2003. For 2003, the adoption of this standard will not be materially different from the current practice of accruing reclamation costs. On an ongoing basis, using current assumptions, reclamation expense determined in accordance with FAS 143 is expected to be $0.5 million yearly.

FUTURE TAX ASSETS AND LIABILITIES
The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

STOCK-BASED COMPENSATION
The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date. As a result, the Company is not required to recognize compensation expense for options granted under this plan. Instead, the Company discloses the pro forma impact of stock option grants on reported income as if it had accounted for grants at fair value. Fair value is determined using the Black-Scholes option valuation model. However, limitations with existing option valuation models create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

                                   PAGE (33)

               S U M M A R I Z E D  Q U A R T E R L Y  D A T A

                                                                       Quarter ended
(thousands of US$, except as noted)               MAR. 31, 2002 Mar.31, 2001 JUNE 30, 2002 June 30, 2001
                                                  ------------  ------------ ------------- -------------
C O N S O L I D A T E D  F I N A N C I A L
D A T A

INCOME AND CASH FLOW
LARONDE DIVISION
Revenues from mining operations                     25,547      21,116      30,616      29,513
Mine operating costs                                17,603      11,873      19,613      21,256
                                                  ------------  ----------- ------------ ------------
Mine operating profit                                7,944       9,243      11,003       8,257
                                                  ------------  ----------- ------------ ------------
                                                  ------------  ----------- ------------ ------------
Net income (loss) for the period                       477         498       3,360         480
Net income (loss) per share
(basic and fully diluted)                             0.01        0.01        0.05        0.01
Operating cash flow*                                 4,972       5,806       7,633       4,134
Operating cash flow per share                         0.07        0.11        0.11        0.07
Weighted average number of common
shares outstanding (in thousands)                   68,006      54,270      69,050      56,360
Tons of ore milled                                 477,333     477,989     491,083     459,400
Head grades:
 Gold (ounces per ton)                                0.14        0.13        0.17        0.16
 Silver (ounces per ton)                              2.52        2.10        2.28        2.53
 Zinc (%)                                             5.24        5.22        3.64        5.32
 Copper (%)                                           0.22        0.17        0.30        0.21
Recovery rates (%):
 Gold                                                94.54       93.20       92.92       93.83
 Silver                                              83.70       82.70       80.10       80.70
 Zinc                                                84.90       78.80       81.40       78.10
 Copper                                              60.30       60.30       74.40       60.30
Payable production:
 Gold (ounces)                                      60,259      56,623      74,617      65,937
 Silver (ounces in thousands)                          724         634         709         723
 Zinc (pounds in thousands)                         35,997      33,262      24,740      32,600
 Copper (pounds in thousands)                        1,131         927       2,084       1,039
Realized prices (US$):
 Gold (per ounce)                                      300         269         310         267
 Silver (per ounce)                                   4.48        4.48        4.67        4.59
 Zinc (per pound)                                     0.36        0.46        0.36        0.42
 Copper (per pound)                                   0.72        0.84        0.78        0.88

T O T A L  P R O D U C T I O N  C O S T S
P E R  G O L D  O U N C E  P R O D U C E D (US$)
Onsite operating costs
(including reclamation provision)                      258         288         219         237
Less: Non-cash reclamation provision                    (5)         (5)         (5)         (5)
Net byproduct revenues                                (124)       (156)        (90)       (121)
                                                  ------------  ----------- ------------ ------------
Cash operating costs                                   129         127         124         111
El Coco royalty                                         32        --            40          23
                                                  ------------  ----------- ------------ ------------
Total cash operating costs                             161         127         164         134
Non-cash costs:
 Reclamation provision                                   5           5           5           5
 Amortization                                           54          60          49          48
                                                  ------------  ----------- ------------ ------------
Total production costs                                 220         192         218         187
                                                  ------------  ----------- ------------ ------------
                                                  ------------  ----------- ------------ ------------
Onsite operating costs per
ton milled (C$)                                         52          50          52          52
                                                  ------------  ----------- ------------ ------------
                                                  ------------  ----------- ------------ ------------

*Before non-cash working capital.





                                    PAGE (34)

                     Quarter ended

SEPT. 30, 2002 Sept. 30,  2001 DEC. 31, 2002 Dec. 31, 2001  TOTAL 2002    Total 2001
-------------- --------------- ------------- -------------  ----------    ----------
    20,224        18,944        31,640        26,470       108,027        96,043
    15,460        13,995        23,293        19,885        75,969        67,009
-------------- -------------- ------------- -----------  ----------    ----------
     4,764         4,949         8,347         6,585        32,058        29,034
-------------- -------------- ------------- -----------  ----------    ----------
-------------- -------------- ------------- -----------  ----------    ----------
      (630)       (5,631)          816        (1,065)        4,023        (5,718)

     (0.01)        (0.08)         0.01         (0.02)         0.06         (0.09)
     2,343           939         5,416         1,545        20,364        12,424
      0.03          0.01          0.07          0.02          0.28          0.20

    69,549        67,827        76,676        67,619        70,821        61,334

   456,818       386,929       537,895       480,931     1,963,129     1,805,248

      0.13          0.13          0.14          0.16          0.14          0.15
      2.25          2.48          2.32          2.16          2.35          2.32
      4.01          5.22          3.74          5.02          4.14          5.19
      0.31          0.20          0.50          0.24          0.34          0.21

     92.43         91.29         92.97         93.30         93.14         92.59
     77.60         76.80         80.60         79.10         80.60         79.50
     67.20         78.40         78.00         81.70         78.40         78.98
     63.60         52.60         80.30         65.80         71.40         58.17

    50,073        45,928        75,235        66,372       260,183       234,860
       547           570         1,104           597         3,084         2,524
    20,713        26,808        26,610        33,605       108,060       126,275
     1,728           716         3,984         1,415         8,927         4,097

       314           284           318           279           312           273
      4.73          4.21          4.51          4.60          4.61          4.35
      0.37          0.37          0.34          0.35          0.34          0.40
      0.74          0.66          0.71          0.59          0.70          0.64



       304           291           244           228           253           257
        (5)           (5)           (5)           (5)           (5)           (5)
      (102)         (121)         (111)          (90)         (107)         (120)
-------------- -------------- ------------- -----------  ----------    ----------
       197           165           128           133           141           132
        11            16            70            48            41            23
-------------- -------------- ------------- -----------  ----------    ----------
       208           181           198           181           182           155

         5             5             5             5             5             5
        66            70            37            44            50            54
-------------- -------------- ------------- -----------  ----------    ----------
       279           256           240           230           237           214
-------------- -------------- ------------- -----------  ----------    ----------
-------------- -------------- ------------- -----------  ----------    ----------
        51            53            53            49            52            52
-------------- -------------- ------------- -----------  ----------    ----------
-------------- -------------- ------------- -----------  ----------    ----------

                                   PAGE (35)

                      F I V E  Y E A R  F I N A N C I A L
                    A N D  O P E R AT I N G  S U M M A R Y

Year ended December 31,
(thousands of US$,except as noted)                       2002          2001          2000          1999          1998
                                                        --------       -------------------------------------------------
F I N A N C I A L  D A T A

Revenues from mining operations                          108,027        96,043        63,676        23,392        43,201
Interest and sundry income                                 1,943         5,752         2,145        (5,519)        3,084
                                                        --------       -------------------------------------------------
                                                         109,970       101,795        65,821        17,873        46,285
Costs and expenses                                       105,359       104,651        76,595        49,958        61,544
                                                        --------       -------------------------------------------------
Loss before income taxes                                   4,611        (2,856)      (10,774)      (32,085)      (15,259)
Income and mining taxes expense (recoveries)                (588)        2,862        (3,906)      (13,016)       (4,766)
                                                        --------       -------------------------------------------------
Net (income) loss                                          4,023        (5,718)       (6,868)      (19,069)      (10,493)
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------
Net (income) loss per share                                 0.06         (0.09)        (0.12)        (0.36)        (0.21)
Operating cash flow
(before non-cash working capital)                         20,364        12,424         6,530       (13,570)        1,261
Operating cash flow per share                               0.28          0.20          0.12         (0.36)         0.03
Dividends declared per share                                0.03          0.02          0.02          0.02          0.02
Capital expenditures                                      64,836        36,278        69,640        68,892        43,774
Average gold price per ounce realized                        312           273           278           274           296
Average exchange rate (US$ per C$)                        0.6368        0.6458        0.6723        0.6725        0.6751
Weighted average number of common shares
outstanding (in thousands)                                70,821        61,334        54,447        53,331        50,005
Working capital (including undrawn credit lines)         310,142       135,908        49,733       106,941        93,465
Total assets                                             593,807       393,464       364,333       297,015       275,675
Long-term debt                                           143,750       151,081       186,261       131,458       114,284
Shareholders' equity                                     397,693       198,426       118,585       118,658       128,621

O P E R A T I N G  S U M M A R Y

LARONDE DIVISION
Revenues from mining operations                          108,027        96,043        63,676        21,561        43,201
Mine operating costs                                      75,969        67,009        49,997        28,447        34,535
                                                        --------       -------------------------------------------------
Mine operating profit (loss)                              32,058        29,034        13,679        (6,886)        8,666
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------
Tons of ore milled                                     1,963,129     1,805,248     1,415,888       798,396       776,752
Gold (ounces per ton)                                       0.14          0.15          0.14          0.13          0.21
Gold production (ounces)                                 260,183       234,860       173,852        90,035       150,443
Silver production (ounces in thousands)                    3,084         2,524         1,128           277           270
Zinc production (pounds in thousands)                    108,060       126,275        50,681         9,778         1,231
Copper production (pounds in thousands)                    8,927         4,097         4,943         3,282         6,151

T O T A L  P R O D U C T I O N  C O S T S
P E R  G O L D  O U N C E  P R O D U C E D (US$)

Onsite operating costs
(including reclamation provision)                            253           257           294           334           229
Less: Non-cash reclamation provision                          (5)           (5)           (3)           (4)           (3)
Net byproduct revenues                                      (107)         (120)         (103)          (53)          (14)
                                                        --------       -------------------------------------------------
Cash operating costs                                         141           132           188           277           212
El Coco royalty                                               41            23          --            --            --
                                                        --------       -------------------------------------------------
Total cash operating costs                                   182           155           188           277           212
Non-cash costs: Reclamation provision                          5             5             3             4             3
Amortization                                                  50            54            53            61            42
                                                        --------       -------------------------------------------------
Total production costs                                       237           214           244           342           257
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------
Onsite operating costs per ton milled (C$)                    52            52            54            56            66
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------
G O L D R E S E R V E S A N D
R E S O U R C E S

Total Proven and Probable Reserves &
Indicated Resources (thousands, ounces of gold)            5,135         3,399         3,649         3,016         1,274
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------
Total Inferred Resources (thousands, ounces of gold)       5,160         5,110         4,111         3,051         3,271
                                                        --------       -------------------------------------------------
                                                        --------       -------------------------------------------------


                                   PAGE (36)

         M A N A G E M E N T ' S  R E S P O N S I B I L I T Y  F O R
                      F I N A N C I A L  R E P O R T I N G

The accompanying consolidated financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles and considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

     Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

     The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

     The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors,to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

     The Audit Committee also considers, for review by the Board of Directors and approval by the sharehold-ers,the engagement or re-appointment of the external auditors.

     The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

/s/ Sean Boyd, C.A.                            /s/ David Garofalo, C.A.
    ---------------------------------              -----------------------------
    Sean Boyd, C.A.                                David Garofalo, C.A.
President and Chief Executive Officer              Vice President, Finance and
                                                   Chief Financial Officer


Toronto, Canada
February 18, 2003

                                   PAGE (37)

                        A U D I T O R S'  R E P O R T







T O  T H E  S H A R E H O L D E R S  O F  A G N I C O - E A G L E  M I N E S
L I M I T E D :
We have audited the consolidated balance sheets of Agnico-Eagle Mines Limited as at December 31, 2002 and 2001 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December
31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with United States generally accepted accounting principles.

     We also reported separately on February 18, 2003 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian and United States generally accepted auditing standards, where we expressed an opinion without reservation on December 31, 2002 and 2001 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
    -----------------------------------------
    Ernst & Young LLP
    Chartered Accountants
    Toronto, Canada
    February 18, 2003

                                   PAGE (38)

                   S U M M A R Y  O F  S I G N I F I C A N T
                     A C C O U N T I N G  P O L I C I E S

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"),except where noted,and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events,the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

B A S I S  O F  C O N S O L I D AT I O N
These consolidated financial statements include the accounts of the Company and all its subsidiaries.Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited (note 2).

     The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheets as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

     Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization, otherwise they are recorded within accumulated other comprehensive loss.

C A S H  A N D  C A S H  E Q U I V A L E N T S
Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

I N V E N T O R I E S
Inventories consist of ore stockpiles, in-process concentrates and supplies.

    Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons,contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

     In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the mining and milling costs associated with extracting and processing the ore.

     Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

                                   PAGE (39)

S U M M A R Y  O F  S I G N I F I C A N T  A C C O U N T I N G  P O L I C I E S

D E F E R R E D  F I N A N C I N G  C O S T S
Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the senior convertible debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

MI N I N G  P R O P E R T I E S ,  P L A N T  A N D  E Q U I P M E N T  A N D
D E F E R R E D  E X P E N D I T U R E S
Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

     Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

     Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

     Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

     The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

F I N A N C I A L  I N S T R U M E N T S
Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

     As a result of adopting United States Financial Accounting Standards Board ("FASB") Statements No. 133 ("FAS 133"), the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss depending on whether the derivative financial

                                   PAGE (40)
instrument qualifies for hedge accounting. Currently, only the Company's gold put option contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of other comprehensive loss. Changes in the fair value of all other derivative financial instruments are recognized in income.

R E V E N U E  R E C O G N I T I O N
Effective 2000, the Company changed its accounting policy with respect to revenue recognition. As a result of the change, revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver are sold and are also included in revenues from mining operations. Prior to this change, Agnico-Eagle recognized revenue on a production basis. Under this basis of accounting, revenue was recognized once the ore was extracted and processed at the onsite mill facilities. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.03 per share in 2000.

     Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and other marketing charges.

F O R E I G N  C U R R E N C Y  T R A N S L A T I O N
Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

R E C L A M A T I O N  C O S T S
Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable ore reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

     Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations.FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. The new standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2002 and current throughput of 7,000 tons per day. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions - such as life-of-mine.

     The initial adoption of FAS 143 will negatively impact income in the first quarter of 2003 as the Company records a charge representing the cumulative effect of adopting this standard. On an annual basis, the Company expects that the impact of adopting this standard will not be materially different from the current practice of accruing reclamation costs.

I N C O M E  A N D  M I N I N G  T A X E S
Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

     From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued

                                   PAGE (41)

S U M M A R Y  O F  S I G N I F I C A N T  A C C O U N T I N G  P O L I C I E S

for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received.The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

S T O C K- B A S E D  C O M P E N S A T I O N
Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

     The Company accounts for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 results in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

P E N S I O N  C O S T S  A N D  O B L I G A T I O N S  A N D  P O S T -
R E T I R E M E N T  B E N E F I T S
Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

     Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

     The Company does not offer any post-retirement benefits to its employees.

N E W  A C C O U N T I N G  P R O N O U N C E M E N T S
In June 2002, the FASB introduced FAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" nullifying Emerging Issues Task Force ("EITF") Issue No.94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)."FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan as was required under EITF No. 94-3. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and the Company does not anticipate any impact upon adoption except with respect to any exit or disposal activities initiated after that date.

C O M P A R A T I V E  F I G U R E S
Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

                                   PAGE (42)

C O N S O L I D A T E D  B A L A N C E  S H E E T S

(thousands of US$,US                      2002            2001
GAAP basis) As at December 31,    ------------    ------------

A S S E T S
Current
 Cash and cash equivalents        $    152,934    $     21,180
 Metals awaiting settlement
  note 1                                29,749          20,080
 Income taxes recoverable                2,900             628
 Inventories:
  Ore stockpiles                         4,604           4,567
  In-process concentrates                1,008           1,287
  Supplies                               5,008           3,903
 Prepaid expenses and other
  note 2(a)                             10,025           3,822
                                  ------------    ------------
Total current assets                   206,228          55,467
Fair value of derivative
 financial instruments note 9            1,835           6,851
Other assets note 2(b)                   8,795           6,035
Future income and mining tax
 assets note 8                          23,890          23,890
Mining properties note 3               353,059         301,221
                                  ------------    ------------
                                  $    593,807    $    393,464
                                  ------------    ------------
                                  ------------    ------------
L I A B I L I T I E S  A N D
S H A R E H O L D E R S '
E Q U I T Y
Current
 Accounts payable and accrued
  liabilities note 10             $     15,246    $      9,423
 Dividends payable                       3,013           1,853
 Income and mining taxes payable           954           1,231
 Interest payable                        1,873           2,052
                                  ------------    ------------
Total current liabilities               21,086          14,559
                                  ------------    ------------
Long-term debt note 4                  143,750         151,081
                                  ------------    ------------
Reclamation provision and
 other liabilities note 5                5,043           4,055
                                  ------------    ------------
Fair value of derivative
 financial instruments note 9            5,346           7,026
                                  ------------    ------------

Future income and mining tax
liabilities note 8                      20,889          18,317
                                  ------------    ------------
SHAREHOLDERS' EQUITY
Common shares note 6(a)
Authorized - unlimited
 Issued - 83,636,861 (2001 -
  67,722,853)                          591,969         407,347
Warrants note 6(c)                      15,732            --
Contributed surplus                      7,181           7,181
Deficit                               (196,023)       (197,537)
Accumulated other
 comprehensive loss note 6(d)          (21,166)        (18,565)
                                  ------------    ------------
Total shareholders'equity              397,693         198,426
                                  ------------    ------------
                                  $    593,807    $    393,464
                                  ------------    ------------
                                  ------------    ------------

See accompanying notes

On behalf of the Board:

/s/ Sean Boyd, C.A.                       /s/ Bernard Kraft, C.A.
--------------------                      -----------------------
    Sean Boyd, C.A.                           Bernard Kraft, C.A.
    Director                                  Director

                                   PAGE (43)

                    C O N S O L I D A T E D  S T A T E M E N T S
                        O F  I N C O M E  ( L O S S )  A N D
                C O M P R E H E N S I V E  I N C O M E  ( L O S S )


(thousands of US$,US GAAP basis) Years ended December 31,             2002         2001         2000
                                                                 ---------    ---------    ---------
R E V E N U E S
Revenues from mining operations                                  $ 108,027    $  96,043    $  63,676
Interest and sundry income                                           1,943        5,752        2,145
                                                                 ---------    ---------    ---------
                                                                   109,970      101,795       65,821
C O S T S  A N D  E X P E N S E S
Production note 3                                                   75,969       67,009       49,997
Exploration and corporate development note 3                         3,766        6,391        3,213
Amortization                                                        12,998       12,658        9,220
General and administrative                                           5,530        4,461        4,223
Provincial capital tax                                                 829        1,551        1,301
Interest note 4                                                      7,341       12,917        5,920
Foreign currency (gain) loss                                        (1,074)        (336)         890
                                                                 ---------    ---------    ---------
Income (loss) before income, mining and federal capital taxes        4,611       (2,856)      (8,943)

Federal capital tax                                                    949          723          705
Income and mining taxes expense (recovery) note 8                     (361)       2,139       (4,611)
                                                                 ---------    ---------    ---------
Net income (loss) before cumulative catch-up adjustment              4,023       (5,718)      (5,037)
Cumulative catch-up adjustment relating to revenue recognition        --           --         (1,831)
                                                                 ---------    ---------    ---------
Net income (loss) for the year                                   $   4,023    $  (5,718)   $  (6,868)
                                                                 ---------    ---------    ---------
                                                                 ---------    ---------    ---------
Net income (loss) before cumulative catch-up adjustment
 per share - basic and diluted note 6(e)                         $    0.06    $   (0.09)   $   (0.09)
Cumulative catch-up adjustment per share - basic and diluted          --           --          (0.03)
                                                                 ---------    ---------    ---------
Net income (loss) per share - basic and diluted note 6(e)        $    0.06    $   (0.09)   $   (0.12)
                                                                 ---------    ---------    ---------
                                                                 ---------    ---------    ---------
COMPREHENSIVE INCOME (LOSS):
Net income (loss) for the year                                   $   4,023    $  (5,718)   $  (6,868)
                                                                 ---------    ---------    ---------
Other comprehensive loss:
 Unrealized loss on hedging activities                              (5,512)        --           --
 Unrealized gain on available-for-sale securities                    1,558         --           --
 Dilution gain on issuance of securities by
  subsidiary company                                                 1,610         --           --
 Minimum pension liability                                            (980)        --           --
 Cumulative transitional adjustment upon the adoption
  of FAS 133 related to the accounting for derivative
  instruments and hedging activities                                  --         (2,810)        --
 Adjustments for derivative instruments,
  maturing during the year, included in the
  cumulative adjustment at January 1,2001                              723          152         --
                                                                 ---------    ---------    ---------
Other comprehensive loss for the year                               (2,601)      (2,658)        --
                                                                 ---------    ---------    ---------
Total comprehensive income (loss) for the year                   $   1,422    $  (8,376)   $  (6,868)
                                                                 ---------    ---------    ---------
                                                                 ---------    ---------    ---------

See accompanying notes

                                   PAGE (44)

               C O N S O L I D A T E D  S T A T E M E N T S  O F
                    S H A R E H O L D E R S '  E Q U I T Y


                                                                                                         Accumulated
(thousands of US$,US GAAP basis)         Common Shares                                                      Other
                                        -------------------                Contributed                  Comprehensive
Years ended December 31, 2002, 2001        Shares    Amount        Warrants  Surplus          Deficit       Loss
 and 2000
                                        ----------------------------------------------------------------------------
BALANCE DECEMBER 31,1999                 55,391,451   $  319,782    $    --     $    7,181    $ (182,487)   $(15,907)
Shares issued under Employee Stock
 Option Plan note 7(a)                       13,700           68         --           --            --            --
Shares issued under the Share
 Purchase Plan note 7(b)                    248,769        1,490         --           --            --            --
Shares issued under flow-through share
 private placement note 6(b)                475,000        2,140         --           --            --            --
Shares issued under the Company's
 dividend reinvestment plan                  10,560           72         --           --            --            --
Net loss                                       --           --           --           --          (6,868)         --
Dividends declared ($0.02 per share)           --           --           --           --          (1,110)         --
BALANCE DECEMBER 31, 2000                56,139,480   $  323,552         --     $    7,181     $ (190,465) $ (15,907)
                                         ----------------------------------------------------------------------------
Shares issued under Employee Stock
 Option Plan note 7(a)                      426,100        2,100         --           --            --            --
Shares issued under the Share
 Purchase Plan note 7(b)                    209,826        1,783         --           --            --            --
Shares issued under flow-through share
 private placement note 6(b)                200,000        2,513         --           --            --            --
Shares issued by public offering, net
 of share issue costs note 6(c)          10,350,000       75,450         --           --            --
Shares issued on the conversion of
 Company's senior convertible notes           6,691          113         --           --            --            --
Shares issued to acquire Mentor note 2      369,348        1,719         --           --            --            --
Shares issued under the Company's
 dividend reinvestment plan                  21,408          117         --           --            --            --
Net loss for the year                          --           --           --           --          (5,718)         --
Dividends declared ($0.02 per share)           --           --           --           --          (1,354)         --
Other comprehensive loss for the year          --           --           --           --            --          (2,658)
                                         -----------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001                67,722,853   $  407,347        $--     $     7,181    $ (197,537)   $ (18,565)
Shares issued under Employee Stock
 Option Plan note 7(a)                    1,927,500       14,580         --           --            --            --
Shares issued under the Share
 Purchase Plan note 7(b)                    138,747        2,061         --           --            --            --
Shares issued under flow-through share
 private placement note 6(b)                 40,161          617         --           --            --            --
Units issued by public offering, net
 of issue costs note 6(c)                13,800,000      167,246       15,732         --            --            --
Shares issued on the conversion of
 Company's senior convertible notes           4,460           80         --           --            --            --
Shares issued under the Company's
 dividend reinvestment plan                   3,140           38         --           --            --            --
Net income for the year                        --           --           --           --           4,023          --
Dividends declared ($0.03 per share)           --           --           --           --          (2,509)         --
Other comprehensive loss for the year          --           --           --           --            --          (2,601)
                                         -----------------------------------------------------------------------------
BALANCE DECEMBER 31,2002                 83,636,861   $  591,969      $15,732   $    7,181    $ (196,023)   $  (21,166)
                                         -----------------------------------------------------------------------------
                                         -----------------------------------------------------------------------------

See accompanying notes

                                   PAGE (45)

                  C O N S O L I D A T E D  S T A T E M E N T S
                            O F  C A S H  F L O W S

(thousands of US$,US GAAP basis) Years ended December 31,         2002          2001        2000
                                                               ---------    ----------   ----------
O P E R A T I N G  A C T I V I T I E S

Net income (loss) for the year                                 $   4,023    $  (5,718)   $  (6,868)
Add (deduct) items not affecting cash:
 Amortization                                                     12,998       12,658        9,220
 Future income and mining taxes                                    1,183        3,150        2,623
 Unrealized gain on derivative contracts                          (1,680)      (4,249)      (1,456)
 Amortization of deferred costs and other                          3,840        6,583        3,011
                                                               ---------    ----------   ----------
Cash flows from operations, before working capital changes        20,364       12,424        6,530
Changes in non-cash working capital balances
 Metals awaiting settlement                                       (9,669)      (8,140)     (10,105)
 Income taxes recoverable                                         (2,549)         429         (387)
 Inventories                                                        (863)      (1,332)      (1,227)
 Prepaid expenses and other                                       (2,319)         999         (964)
 Accounts payable and accrued liabilities                          8,327       (7,765)       7,790
 Interest payable                                                   (179)        (794)         950
                                                               ---------    ----------   ----------
Cash provided by (used in) operating activities                   13,112       (4,179)       2,587
                                                               ---------    ----------   ----------

I N V E S T I N G  A C T I V I T I E S
Additions to mining properties                                   (64,836)     (36,278)     (69,640)
Additions to investments and other                                (1,773)        (278)         (46)
                                                               ---------    ----------   ----------
Cash used in investing activities                                (66,609)     (36,556)     (69,686)
                                                               ---------    ----------   ----------

F I N A N C I N G  A C T I V I T I E S
Dividends paid                                                    (1,344)      (1,114)      (1,064)
Common shares issued                                             193,784       87,416        5,136
Warrants issued                                                   15,732         --           --
Share and warrant issue costs                                     (9,162)      (5,209)         (88)
Proceeds from long-term debt note 4                              143,750         --           --
Financing costs                                                   (5,266)        --           --
Repayment of the Company's senior
 convertible debentures note 4                                  (122,169)        --           --
Bank debt                                                        (30,000)     (37,500)      52,500
Resale of the Company's own shares by
 a subsidiary company and other                                     --          4,974        1,887
                                                               ---------    ----------   ----------
Cash provided by financing activities                            185,325       48,567       58,371
                                                               ---------    ----------   ----------
Effect of exchange rate changes on cash and cash equivalents         (74)        (558)          46
                                                               ---------    ----------   ----------
Net increase (decrease) in cash and
 cash equivalents during the year                                131,754        7,274       (8,682)
Cash and cash equivalents,beginning of year                       21,180       13,906       22,588
                                                               ---------    ----------   ----------
Cash and cash equivalents,end of year                          $ 152,934    $  21,180    $  13,906
                                                               ---------    ----------   ----------
                                                               ---------    ----------   ----------


See note 4 and note 8 for supplemental cash flow information

                                   PAGE (46)

                     N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S
                (in thousands of US$,unless otherwise indicated)

 1. M E T A L S  A W A I T I N G  S E T T L E M E N T

                                                                 2002          2001
                                                             -----------    ----------
Precious metals                                               $     2,856   $    5,940
Concentrates awaiting settlement                                   26,893       14,140
                                                             -----------    ----------
                                                              $    29,749   $   20,080
                                                             ------------   ----------
                                                             ------------   ----------

In 2002, precious metals (gold and silver) accounted for 87.7% (2001 - 79.8%; 2000 - 80.2%) of Agnico-Eagle's revenues from mining operations. Other byproduct revenues in 2002 consisted of 12.3% zinc (2001 - 20.2%; 2000 - 19.1%) and nil copper (2001 - nil; 2000 - 0.7%).

 2. O T H E R  A S S E T S

(A) PREPAID EXPENSES AND OTHER

                                                                        2002       2001
                                                                    ----------  ----------
Available-for-sale securities (at market value)                     $    3,886   $    324
Prepaid expenses                                                           824       --
Loans receivable                                                           465      1,642
Federal and provincial sales taxes receivable                            3,716      1,184
Other                                                                    1,134        672
                                                                    ----------  ----------
                                                                    $   10,025   $  3,822
                                                                    ----------  ----------
                                                                    ----------  ----------

(B) OTHER ASSETS

                                                                        2002       2001
                                                                    ----------  ----------
Deferred financing costs, less accumulated amortization of $1,313
 (2001 - $756)                                                      $    8,577  $    5,546
Other                                                                      218         489
                                                                    ----------  ----------
                                                                    $    8,795  $    6,035
                                                                    ----------  ----------
                                                                    ----------  ----------

Effective October 15, 2001, the Company acquired the remaining 50.5% of the Mentor common shares not already owned by it through a court approved plan of arrangement and continued its business as Agnico-Eagle Mines Limited. Under this plan of arrangement, the Company issued 369,348 of its common shares in exchange for 1,759,117 common shares of Mentor held by minority interest shareholders for net proceeds of $1.7 million. In conjunction with the arrangement, Mentor distributed its entire ownership of 4,441,148 common shares of Sudbury Contact Mines Limited ("Sudbury Contact"), a partially-owned subsidiary of Agnico-Eagle, to its shareholders as a return of capital. This acquisition has been accounted for by the purchase method and resulted in a decrease in minority interest of $1.7 million. The pro forma results for 2001 and 2000, after giving effect to the acquisition assuming that the transaction occurred on January 1, 2000, would not materially differ from the actual results of the Company for the years ended December 31,2001 and 2000.

3.  M I N I N G  P R O P E R T I E S

                                    2002                            2001
                        ------------------------------   -------------------------------
                               ACCUMULATED    NET BOOK           Accumulated    Net Book
                        COST    AMORTIZATION   VALUE      Cost    Amortization   Value
                        ------------------------------   -------------------------------
Mining properties       $ 45,734   $  8,335   $ 37,399   $ 45,156   $  6,595   $ 38,561
Plant and equipment      244,659     63,348    181,311    201,798     57,229    144,569
Deferred expenditures    161,167     26,818    134,349    139,770     21,679    118,091
                        ------------------------------   -------------------------------
                        $451,560   $ 98,501   $353,059   $386,724   $ 85,503   $301,221
                        ------------------------------   -------------------------------
                        ------------------------------   -------------------------------

                                   PAGE (47)

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

     The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2002,the Company made NPI royalty payments of $12.0 million (2001 - $5.4 million;2000 nil).

4 . L O N G - T E R M  D E B T

                                                                       2002     2001
                                                                     --------   --------
Convertible subordinated debentures due February 15,2012 note 4(a)   $143,750   $   --
Senior convertible notes due January 27, 2004 note 4(a)                  --      121,081
Revolving credit facility note 4(b)                                      --       30,000
                                                                     --------   --------
                                                                     $143,750   $151,081
                                                                     --------   --------
                                                                     --------   --------

(A) CONVERTIBLE SUBORDINATED DEBENTURES
On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate principal amount of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totaled $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradable common shares.

     On February 15, 2002, the entire amount of the Company's senior convertible notes due January 27, 2004 was called for redemption.

(B) REVOLVING CREDIT FACILITY
The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available when the LaRonde Mine expansion to 7,000 tons of ore per day is completed. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility.


                                    PAGE (48)

     For the year ended December 31, 2002, interest expense was $7.3 million (2001 - $12.9 million; 2000 - $5.9 million) of which cash payments were $24.4 million (2001 - $10.4 million; 2000 - $4.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2002, cash interest on the Facility of $2.3 million (2001 - nil;2000 -$5.2 million) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2002 was 7.6% (2001 - 6.1%; 2000 - 7.6%).

5 . R E C L A M A T I O N  P R O V I S I O N  A N D  O T H E R
L I A B I L I T I E S
Reclamation provision and other liabilities consist of the following:


                                                                 2002            2001
                                                                 -------      --------
Reclamation and closure costs note 5(a)                          $ 2,066      $ 2,126
Pension benefits note 5(b)                                         2,977        1,929
                                                                 -------      --------
                                                                 $ 5,043      $ 4,055
                                                                 -------      --------
                                                                 -------      --------

(A) RECLAMATION AND CLOSURE COSTS
Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated current reclamation costs for the LaRonde Mine are approximately $13.8 million. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

     Effective January 1, 2003, the Company adopted the provisions of FAS 143 related to asset retirement obligations. The initial adoption of FAS 143 will negatively impact income in the first quarter of 2003 as the Company records a $1.6 million charge representing the cumulative effect of adopting this standard.

(B) PENSION BENEFITS
Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31,1999 and projected to December 31, 2002. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2002 and is projected to December 31, 2002. The components of Agnico-Eagle's defined benefit expense are as follows:

                                                  2002      2001     2000
                                                 -------  -------  -------
Service cost - benefits earned during the year    $ 210    $ 194    $ 221
Interest cost on projected benefit obligation       348      312      330
Return on plan assets                              (125)    (162)    (216)
Amortization of net transition asset,
 past service liability and net experience gains   (138)      52       54
                                                 -------  -------  -------
Net pension plan expense                          $ 295    $ 396    $ 389
                                                 -------  -------  -------
                                                 -------  -------  -------

Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2002 was $1.1 million (2001 - $0.8 million; 2000 - $0.7 million).

     Assets of the defined benefit plan are comprised of pooled Canadian and US equity funds and pooled bond funds. The funded status of the defined benefit employees'pension plan ("Employees") and the executives' retirement plan ("Executives") for 2002 and 2001 are as follows:

                                   PAGE (49)

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

                                                             2002                   2001
                                                    ---------------------- ------------------------
                                                    EMPLOYEES   EXECUTIVES  Employees    Executives
R E C O N C I L I A T I O N  O F  T H E
M A R K E T  V A L U E  O F  P L A N  A S S E T S

Fair value of plan assets,beginning of year         $ 1,704     $   176        $ 2,702     $   148
Agnico-Eagle's contribution                            --            44           --            75
Actual return on plan assets                            (31)       --               68        --
Benefit payments                                       (111)        (22)          (177)        (37)
Transfer to defined contribution plan                  --          --             (755)       --
Effect of exchange rate changes                          14           2           (134)        (10)
                                                    ---------------------- ------------------------
Fair value of plan assets,end of year               $ 1,576     $   200        $ 1,704     $   176
                                                    ---------------------- ------------------------
                                                    ---------------------- ------------------------
R E C O N C I L I A T I O N  O F  P R O J E C T E D
P E N S I O N  B E N E F I T  O B L I G A T I O N

Benefit obligation,beginning of year                $ 1,439     $ 3,241        $ 1,571     $ 3,201
Service costs                                          --           210           --           194
Interest costs                                           95         253            100         212
Actuarial losses (gains)                                 34         377             36        (135)
Benefit payments                                       (111)        (22)          (177)        (37)
Effect of exchange rate changes                          11          22            (91)       (194)
                                                    ---------------------- ------------------------
Benefit obligation,end of year                      $ 1,468     $ 4,081        $ 1,439     $ 3,241
                                                    ---------------------- ------------------------
Excess (deficiency) of plan assets
 over benefit obligation                            $   108     $(3,881)       $   265     $(3,065)
                                                    ---------------------- ------------------------
                                                    ---------------------- ------------------------

Comprised of:
 Unamortized transition asset (liability)           $   823     $(1,568)       $   953     $(1,742)
 Unamortized net experience gain (loss)                (324)       (242)          (134)        131
 Accrued liabilities                                   (391)     (2,071)          (554)     (1,454)
                                                    ---------------------- ------------------------
                                                    $   108     $(3,881)       $   265     $(3,065)
                                                    ---------------------- ------------------------
                                                    ---------------------- ------------------------
Discount rate (i)                                      6.50%       6.50%          6.75%       6.75%
Rate of return                                         7.50%       N.A.           7.50%       n.a.
Rate of salary increase                                N.A.         3.0%          n.a.         3.0%
Estimated average remaining service life
 for the Employees plan (in years)                      8.0         9.0(ii)        8.0        10.6(ii)
                                                    ---------------------- ------------------------

Notes:
(i) Discount rates used for the Executives plan are after-tax rates.
(ii)Estimated average remaining service life for the Executives plan was developed for individual senior officers.

 6. S H A R E H O L D E R S ' E Q U I T Y
(A) COMMON SHARES
The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

     The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

     In 2002 the Company declared dividends on its common shares of $0.03 per share (2001 - $0.02 per share; 2000 - $0.02 per share). Under the terms of the Company's revolving credit facility, the Company's dividend payments were restricted to an aggregate of $3 million per year. Subsequent to December
31, 2002, the Company negotiated changes to the original terms resulting in an increase to the dividend restriction amount to $16 million per year.

                                   PAGE (50)

(B) FLOW-THROUGH SHARE PRIVATE PLACEMENTS
In 2002, Agnico-Eagle issued 40,161 (2001 - 200,000; 2000 - 475,000) common shares under a flow-through share private placement for proceeds of $0.6 million (2001 - $2.5 million; 2000 - $2.1) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 exploration activities. In 2002, the Company renounced to its investors C$1.0 million (2001 - C$4.0 million; 2000 - C$5.5 million) of such expenses for income tax purposes.

(C) PUBLIC OFFERING
In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). $167.2 million of the net proceeds was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

     In 2001, Agnico-Eagle issued 10,350,000 common shares at $7.90 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.6 million (no related income tax effect).

(D) ACCUMULATED OTHER COMPREHENSIVE LOSS
The opening balance in accumulated other comprehensive loss in 2000 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior period's consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2002, 2001 and 2000.

     Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 137 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts as cash flow hedges and as such, unrealized gains and losses ($5.5 million loss in 2002) on these contracts are recorded in accumulated other comprehensive loss.

(E) NET INCOME (LOSS) PER SHARE
The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

                                                   2002         2001        2000
                                                ----------   ----------   ----------
Weighted average number of common shares
 outstanding - basic                            70,821,081   61,333,630   54,446,693
Add: Dilutive impact of employee stock options     810,182         --           --
                                                ----------   ----------   ----------
Weighted average number of common shares
 outstanding - diluted                          71,631,263   61,333,630   54,446,693
                                                ----------   ----------   ----------
                                                ----------   ----------   ----------


In 2001 and 2000, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, both the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income (loss) per share.





                                    PAGE (51)

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

7 . S T O C K - B A S E D  C O M P E N S A T I O N
(A) EMPLOYEE STOCK OPTION PLAN ("ESOP")
The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

     Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

     Of the 1,358,500 options granted under the ESOP in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the options granted in 2002, 1,303,500 vest immediately and are exercisable on the date of grant. The additional 55,000 options are exercisable on each anniversary of the grant with 40,000 exercisable in 2003 and 15,000 in 2004. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

     The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

                                     2002                        2001                          2000
                         ---------------------------- ----------------------------  -----------------------
                                WEIGHTED AVERAGE                 Weighted average          Weighted average
                         OPTIONS  EXERCISE PRICE      Options      exercise price  Options   exercise price
                         ---------------------        -----------------------------------------------------

Outstanding,
 beginning of year        3,660,200     C$12.04        3,895,050     C$11.73        2,790,750   C$12.28
Granted                   1,358,500       17.07          191,250        9.49        1,122,000     10.33
Exercised                (1,927,500)      11.82         (426,100)       8.31          (13,700)     7.29
Cancelled                   (30,850)      12.06          -               -             (4,000)    17.75
                         ----------------------       -----------------------------------------------------
Outstanding,end of year   3,060,350     C$14.47        3,660,200     C$12.04        3,895,050   C$11.73
                         ----------------------       -----------------------------------------------------
                         ----------------------       -----------------------------------------------------
Options exercisable at
end of year               2,682,500                    3,049,300                    2,902,050
                         ----------------------       -----------------------------------------------------
                         ----------------------       -----------------------------------------------------

The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2002:


                                              Options outstanding                    Options exercisable
                            ----------------------------------------------------------------------------------------
                                                                  Weighted average
Range of                      Number          remaining           Weighted average   Number         Weighted average
exercise prices               outstanding     contractual life    exercise price     exercisable    exercise price
                            ----------------------------------------------------------------------------------------

C$ 6.55 - C$ 9.30             357,750         6.1 years           C$ 8.01            258,700        C$ 8.01
C$10.20 - C$15.75             882,550         6.9 years           C$10.54            658,750        C$10.59
C$15.93 - C$18.75           1,559,050         3.0 years           C$16.80          1,559,050        C$16.80
C$21.72 - C$25.60             261,000         4.2 years           C$22.64            206,000        C$22.86
                            ----------------------------------------------------------------------------------------
C$ 6.55 - C$24.87           3,060,350         4.6 years           C$14.47          2,682,500        C$14.94
                            ----------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------

The Company has reserved for issuance 3,060,350 common shares in the event that these options are exercised.

     The number of un-optioned shares available for granting of options as at December 31, 2002, 2001 and 2000 was 789,910, 2,117,560, and 308,810,
respectively.

     The Company accounts for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 results in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an


                                    PAGE (52)
exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share as if the Company had applied the fair value recognition provisions of FAS 123 to account for its stock option grants.



                                                           2002       2001       2000
                                                          -------    -------    --------
Net income (loss) for the year, as reported               $ 4,023    $(5,718)   $(6,868)
Deduct: Total stock-based employee compensation
 determined under fair value based method for all awards   (2,621)      (624)    (2,323)
                                                          -------    -------    --------
Pro forma net income (loss)                               $ 1,402    $(6,342)   $(9,191)
                                                          -------    -------    --------
                                                          -------    -------    --------
Net income (loss) per share:
 Basic and diluted,as reported                            $  0.06    $ (0.09)   $ (0.12)
 Basic and diluted,pro-forma                              $  0.02    $ (0.10)   $ (0.17)
                                                          -------    -------    --------

Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

                                                        2002     2001    2000
                                                       ------- -------  --------
Risk free interest rate                                 2.6%     5.5%     6.5%
Expected life of options (in years)                     2.1      7.5      8.5
Expected volatility of Agnico-Eagle's share price      36.9%    46.2%    46.3%
Expected dividend yield                                0.19%    0.46%    0.46%



The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(B) INCENTIVE SHARE PURCHASE PLAN
On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

     Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute a maximum of C$7,500. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

     In 2002, 138,747 common shares were issued under the Purchase Plan (2001 -209,826; 2000 - 248,769) for proceeds of $2.1 million (2001 - $1.8 million;
2000 - $1.5 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,567,514 common shares (2001 -206,261;2000 - 413,087) under the Purchase Plan.

 8. F U T U R E  I N C O M E  A N D  M I N I N G  T A X E S
Income and mining taxes expense (recovery) is made up of the following components:

                                                      2002          2001       2000
                                                   -----------   ---------   ---------

Current provision
 Provincial mining duties                         $     (2,779)   $(2,201)   $(1,988)
                                                   -----------   ---------   ---------
Future provision
 Federal income taxes                                     --        1,405     (1,640)
 Provincial income taxes                                  --          332       (983)
 Provincial mining duties                                2,418      2,603       --
                                                   -----------   ---------   ---------
                                                         2,418      4,340     (2,623)
                                                   -----------   ---------   ---------
                                                   $      (361)   $ 2,139    $(4,611)
                                                   -----------   ---------   ---------
                                                   -----------   ---------   ---------


                                   PAGE (53)

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S


Cash income and mining taxes recovered in 2002 was $0.8 million (2001 - $0.6; 2000 - $1.8 million).

     Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:


                                 2002       2001      2000
                              ---------- ---------- -----------
Amortization                  $  (587)   $  (265)   $(1,848)
Exploration and development     3,152      2,676      1,004
Other                            (147)     1,929     (1,779)
                              ---------- ---------- -----------
                              $ 2,418    $ 4,340    $(2,623)
                              ---------- ---------- -----------
                              ---------- ---------- -----------

The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:


                                                             2002      2001     2000
                                                             ------    ------   ------

Combined federal and composite provincial tax rates            39.9%   (41.3)%  (41.0)%
Increase (decrease) in taxes resulting from:
 Provincial mining duties                                      (7.8)    14.5    (18.1)
 Resource allowances                                         (101.7)   (25.2)    (4.2)
 Non-deductible expenses                                        6.5     24.6      4.1
 Temporary differences for which no benefit was recognized     78.7     83.0      6.2
 Unrecognized benefit of non-capital losses                   (23.4)    19.3      1.4
                                                             ------    ------   ------
Actual rate as a percentage of pre-tax loss                    (7.8)%   74.9%   (51.6)%
                                                             ------    ------   ------
                                                             ------    ------   ------

Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$37 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:


----------------------
2004       C$    5,171
2005             8,188
2006            17,487
2007             6,084
2008                46
----------------------
           C$   36,976
----------------------
----------------------


Agnico-Eagle and its subsidiaries have approximately C$325 million of cumulative Canadian exploration and development expenses available indefinitely to reduce future years' taxable income.

     As at December 31, 2002 and 2001, Agnico-Eagle's future tax assets and liabilities are as follows:



                                                        2002                     2001
                                                ----------------------  ----------------------
                                                ASSETS     LIABILITIES  Assets     Liabilities
                                                ----------------------  ----------------------

Non-current:
Income taxes:
 Plant and equipment                            $  8,563    $   --      $  5,673    $   --
 Deferred expenditures                            14,200        --        13,854        --
 Net operating and capital loss carry-forwards    11,126        --        26,897        --
 Other                                             4,480        --         5,887        --
 Valuation allowance                             (14,479)       --       (28,421)       --
                                                ----------------------  ----------------------
 Total non-current                              $ 23,890    $   --      $ 23,890    $   --
                                                ----------------------  ----------------------
Mining duties:
 Plant and equipment                            $    360    $  6,374    $    428    $  6,210
 Deferred expenditures                             3,869      14,897       6,961      12,642
 Other                                              --          (382)         11        (535)
 Valuation allowance                              (4,229)       --        (7,400)       --
                                                ----------------------  ----------------------
 Total non-current                              $   --      $ 20,889    $   --      $ 18,317
                                                ----------------------  ----------------------
                                                ----------------------  ----------------------
Non-current future income and
 mining tax assets and liabilities              $ 23,890    $ 20,889    $ 23,890    $ 18,317
                                                ----------------------  ----------------------
                                                ----------------------  ----------------------

                                   PAGE (54)

At January 1, 2002, the valuation allowance, a reserve against future income and mining tax assets recorded in the accounts, was $35.8 million. In 2002, the valuation allowance decreased by $17.1 million primarily as a result of the utilization of certain future tax assets for which a reserve had been made.

9 . F I N A N C I A L I N S T R U M E N T S
Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

     Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

GOLD PUT OPTION CONTRACTS
Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 137 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2002, changes in the fair value of these option contracts were recognized as part of accumulated other comprehensive loss.

     Gains and losses on put option contracts are reclassified from accumulated other comprehensive loss into income in the same period the forecasted transaction affects income. The Company does not expect to reclassify any amounts into income from accumulated other comprehensive loss in 2003.

SILVER AND BASE METAL OPTION CONTRACTS
Agnico-Eagle's silver and base metal derivatives portfolio was entered into to establish price ranges for the Company's byproduct metals in order to eliminate the negative effects of price fluctuations. The contracts expire monthly based on planned production volumes. None of these instruments qualify for hedge accounting under FAS 133 and therefore changes in the fair value of the portfolio are recognized as part of net income (loss) in the line item in which the hedged item is recorded.

                                 PAGE (55)

NO T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

     As at December 31, 2002, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:


                                                  Expected Maturity
                                 ----------------------------------------------------
                                   2003        2004      2005            2006   2007
                                 ----------------------------------------------------
G O L D
 Put options purchased

  Amount hedged (ounces)               --      136,644    190,020    152,340    131,280
  Average price ($/ounce)              --     $    260   $    260   $    260   $    260
S I L V E R
 Call options sold
  Amount hedged (ounces in 000s)      1,956      2,158      2,060       --         --
  Average price ($/ounce)        $     5.50   $   5.50   $   5.50       --         --
 Call options purchased
  Amount hedged (ounces in 000s)      1,956      2,158      2,060       --         --
  Average price ($/ounce)        $     7.00   $   7.00   $   7.00       --         --
C O P P E R
 Call options sold
  Amount hedged (lbs. in 000s)       13,651     13,757     13,651       --         --
  Average price ($/lb.)          $     0.81   $   0.81   $   0.81       --         --
 Call options purchased
  Amount hedged (lbs. in 000s)       13,651     13,757     13,651       --         --
  Average price ($/lb.)          $     1.00   $   1.00   $   1.00       --         --
                                 ----------------------------------------------------

Subsequent to year end,the entire silver and copper hedge positions were unwound at a net cost of nil.

FOREIGN CURRENCY HEDGING PROGRAM
Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. None of these instruments qualify for hedge accounting under FAS 133 and therefore changes in the fair value of the portfolio are recognized as either part of net income (loss) in the line item in which the hedged item is recorded or as part of the capitalized cost of assets purchased.

     At December 31, 2002, Agnico-Eagle's consolidated foreign-currency hedging program consisted of the following:

                                                                              Expected Maturity
                                                     -------------------------------------------------------------
                                                              2003            2004           2005           2006
                                                     -------------------------------------------------------------
U S $  C A L L  O P T I O N S  S O L D
Amount (thousands)                                   $        54,000    $     48,000    $    12,000    $    12,000

US$/C$ weighted average exchange rate                         1.5995          1.5420         1.6050         1.6475
U S $  P U T  O P T I O N S  P U R C H A S E D
Amount (thousands)                                   $        54,000    $     48,000    $    12,000    $    12,000
US$/C$ weighted average exchange rate                         1.5285          1.5025         1.5000         1.5600
U S $  P U T  O P T I O N S  S  O L D
Amount (thousands)                                   $        -         $     12,000    $    12,000    $    -
US$/C$ weighted average exchange rate                         -               1.3500         1.3700         -
                                                     -------------------------------------------------------------

                                   PAGE (56)

At December 31, 2002, the aggregate unrealized gain of the net market value of Agnico-Eagle's metals derivative position amounted to nil (2001 - $4.6 million). The Company's unrealized deficit on its foreign exchange hedge position at December 31, 2002 was $3.5 million (2001 - $4.3 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

     Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $144.7 million (2001 - $19.2 million). The Company's short-term investments have a fixed weighted average interest rate of 2.29% (2001 - 3.8%) for a period of 37 days (2001 - 28 days).

     In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to Executives'Plan (2001 - C$8.0 million) for which fees vary up to 2.25% per annum.

     The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2002. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2002 is $178.3 million (2001 - $113.7 million).

10 . O T H E R  F I N A N C I A L  I N F O R M A T I O N

                      2002     2001      2000
                      ------  ------    ------
Wages payable         $  775   $  923   $  720
                      ------  -------   ------
Accrued liabilities   $1,335   $1,889   $2,281
                      ------  -------   ------


                                   PAGE (57)

               N O T E S  O N  M I N E R A L  R E S E R V E S
                          A N D  R E S O U R C E S





1.The Company's mineral reserves and resources on pages 14 and 15 are calculated as of December 31, 2002 in accordance with National Instrument 43-101, as required by Canadian securities authorities. An appropriate cut-off grade has been used based on long-term economic assumptions of: gold, $300/oz.; silver $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Some drilling information received subsequent to year end has been used in the estimate. The estimate incorporates current and/or expected mine plans, cost levels and metal recoveries. The qualified person responsible for the estimate is Marc H. Legault, P. Eng., Manager, Project Evaluations of Agnico-Eagle.

2.A mineral reserve is that part of a measured and indicated resource that has been demonstrated as economically mineable by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, economic extraction can be justified. A reserve includes mining dilution and allows for losses that may occur when the material is mined. Quantity, grade, densities, shape, and physical characteristics of a reserve are so well established that they can be estimated with confidence, or a level of confidence, sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.

3.A mineral resource is a concentration of mineralization in such quantity and grade that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured and indicated resource is that part of a mineral resource that can be estimated with confidence, or a level of confidence, sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a resource for which quantity and grade can be estimated and reasonably assumed on the basis of geological evidence. The inferred estimate is based on more limited information and sampling gathered through appropriate techniques. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.The verification, quality assurance and quality control procedures and a discussion of the factors that may materially affect reserve and resource estimates may be found in the 2002 Ore Reserve Report on the Company website's SEDAR section at www.agnico-eagle.com.




                                 PAGE (58)

D I R E C T O R S  A N D  O F F I C E R S


D I R E C T O R S
JAMES D. NASSO (1)                    DR. ALAN GREEN (2) (3)               ANTON ADAMCIK
Chairman,                             Dentist                              Vice-President,
Agnico-Eagle                                                               Environment
Mines Limited                         BERNARD KRAFT (1) (3)
                                      Chartered Accountant                 DON ALLAN
SEAN BOYD                                                                  Vice-President,
President and                         MEL LEIDERMAN (1)                    Corporate Development
Chief Executive Officer,              Chartered Accountant
Agnico-Eagle                                                               ALAIN BLACKBURN
Mines Limited                         ERNEST SHERIFF (2)                   Vice-President,
                                      Prospector                           Exploration
JOHN T. CLEMENT, Q.C.
Vice-President,                       O F F I C E R S                      JOHN T. CLEMENT, Q.C.
Agnico-Eagle                          SEAN BOYD                            Vice-President
Mines Limited                         President and
                                      Chief Executive Officer              BARRY LANDEN
LEANNE M. BAKER                                                            Vice-President,
Mining Industry Consultant            EBE SCHERKUS                         Corporate Affairs
                                      Executive Vice-President and
DOUGLAS R. BEAUMONT (2) (3)           Chief Operating Officer
Professional Engineer
                                      DAVID GAROFALO
                                      Vice-President, Finance and
                                      Chief Financial Officer



(1) Member of Audit Committee
(2) Member of Corporate Governance Committee
(3) Member of Compensation Committee

                            K E Y  P E R S O N N E L

H E A D  O F F I C E         L A R O N D E
BEN AU                       PAUL HENRI GIRARD              CLAUDE LEVEILLEE         PHILIPPE AUTHIER
Director,                    Mine Manager                   Human Resources          Mechanical Superintendent
Internal Audit and
Administration               DANIEL RACINE                  JEAN BASTIEN             RICHARD GRENIER
                             Assistant Mine Manager         Chief Engineer           Chief Electrician
MARC LEGAULT
Manager,                     JEAN ROBITAILLE                LOUISE GRONDIN           C A N A D I A N
Project Evaluation           Manager of Metallurgy          Environmental            E X P L O R AT I O N
                             and Concentrate Marketing      Superintendent           GRAHAM LONG
CLAUDIO MANCUSO                                                                      Manager
Manager,                     MICHEL LECLERC                 GUY GOSSELIN
Financial Reporting          Mine Superintendent            Chief Geologist          U . S .  E X P L O R A T I O N
                                                                                     MARK ABRAMS
                             MARCEL BORDELEAU               DENIS COUTURE            Manager
                             Chief Accountant               Mill Superintendent


                                   PAGE (59)

                      C O R P O R A T E  I N F O R M A T I O N

E X E C U T I V E   A N D                 R E G I S T R A R  A N D  S T O C K     A N N U A L  M E E T I N G
R E G I S T E R E D  O F F I C E          T R A N S F E R  A G E N T              O F  S H A R E H O L D E R S

145 King Street East                      Questions on stock transfer,            June 19, 2003, 10:30 a.m.
Suite 500                                 change of address, lost certificates    Toronto Hilton
Toronto, ON M5C 2Y7                       and dividends should be sent to:        Toronto 1 Room
Tel: 416 947 1212                                                                 145 Richmond Street West
Fax: 416 367 4681                         Computershare Investor Services         Toronto, Ontario, Canada
                                          100 University Avenue
M I N E  O F F I C E    -                 9th Floor                               I N F O R M A T I O N  O N  G O L D
L A R O N D E  D I V I S I O N            Toronto, ON M5J 2Y1                     For more information on gold
20 Rue 395                                Tel: 1 800 564 6253                     you can visit the World Gold
Cadillac, QC J0Y 1C0                      E-mail:                                 Council's website at
Tel: 819 759 3644                         caregistryinfo@computershare.com        www.gold.org
Fax: 819 759 3641
                                          I N V E S T O R  C O N T A C T          M I N I N G  G L O S S A R Y
E X P L O R A T I O N                     Barry Landen                            For a glossary of mining terms
D I V I S I O N S  C A N A D A            Vice-President,                         and easy to understand explana-
765 Chemin de la Mine Goldex              Corporate Affairs                       tions of mining operations
C.P. 87                                   Tel: 416 947 1212                       and exploration please visit
Val d'Or, QC J9P 4N9                      Fax: 416 367 4681                       www.northernminer.com.
Tel: 819 874 5980                         E-mail:
Fax: 819 874 3318                         blanden@agnico-eagle.com                Pour obtenir un exemplaire de la
                                                                                  version francaise de ce rapport,
                                                                                  veuillez ecrire au Chef des finances,
U N I T E D  S T A T E S                  S T O C K  E X C H A N G E              MINES AGNICO-EAGLE LIMITEE
4757 Caughlin Parkway                     L I S T I N G S
Reno, Nevada 89509 USA                    New York Stock Exchange                 Bureau 500
Tel: 775 828 6070                         Trading symbol: AEM                     145 King Street East
Fax: 775 828 6089                                                                 Toronto (Ontario) M5C 2Y7

                                          The Toronto Stock Exchange
A U D I T O R S                           Trading symbol: AGE
Ernst & Young LLP                         Convertible Notes
222 Bay Street                            due 2012 AGE.db.u
Toronto, ON M5K 1J7                       Agnico-Eagle Warrants
                                          AGE.WT.U
F O R M  2 0 - F                          expire November 2007
A copy of the Company's
Annual Report on Form 20-F                NASDAQ
filed with the U.S. Securities            Agnico-Eagle Warrants
and Exchange Commission                   AEMLW
is available from the Company.            expire November 2007
Alternatively, please download
it from our website
www.agnico-eagle.com.



D I V I D E N D  R E I N V E S T M E N T  P L A N  ( D R I P )
Agnico-Eagle welcomes you to participate in our Dividend Reinvestment Plan. Please visit us at www.agnico-eagle.com for further details.


                                   PAGE (60)

[PHOTO]

STRENGTH IN GOLD

o Unhedged
o A track record of growth
o A large orebody to create future growth
o Discoveries on our regional land position
o Low-cost production
o Experienced people
o Quebec - a mining-friendly province
o A well-funded balance sheet


AGNICO-EAGLE MINES LIMITED
145 King Street East, Suite 500
Toronto, On M5C 2Y7 Canada
Tel: 416 947 1212
Fax: 416 367 4681
Web: www.agnico-eagle.com